UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2015

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities

Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No:  ☒

Enclosures:

Unaudited condensed financial statements as of September 30, 2015 and 2014 and for each of the three- and nine-month periods ended September 30, 2015 and 2014, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter and nine months ended 30 September 2015

❖	Gold production of 974koz
❖	Net debt at 30 September 2015 falls by 25% to $2.319bn and net debt to adjusted EBITDA ratio improves to 1.56 times
❖	CC&V sale completed with settlement of gross proceeds totaling $819m and proceeds applied to repurchase $779m of 8.5% bonds due 2020
❖	Concluded a conditional investment agreement with Randgold Resources Limited that could form a JV to develop and operate Obuasi

			Quarter		Nine months
		ended Sep 2015	ended Jun 2015	ended Sep 2014*	ended Sep 2015	ended Sep 2014*
		US dollar / Imperial
Operating review
Gold
Produced from continuing operations	- oz (000)	955	950	1,072	2,833	3,123
Produced from discontinued operations	- oz (000)	19	57	56	117	157
Produced continuing and discontinued operations	- oz (000)	974	1,007	1,128	2,950	3,280
Sold from continuing operations	- oz (000)	933	950	1,046	2,836	3,131
Sold from discontinued operations	- oz (000)	21	50	55	115	155
Sold continuing and discontinued operations	- oz (000)	954	1,000	1,101	2,951	3,286

Continuing operations
Price received [1]	- $/oz	1,123	1,192	1,281	1,178	1,286
All-in sustaining costs [2]	- $/oz	937	928	1,034	928	1,026
All-in costs [2]	- $/oz	1,024	1,021	1,117	1,016	1,119
Total cash costs [3]	- $/oz	735	718	820	729	810

Financial review
Gold income	- $m	946	1,014	1,225	2,991	3,740
Cost of sales	- $m	(830)	(830)	(999)	(2,482)	(2,974)
Total cash costs [3]	- $m	640	628	811	1,887	2,349
Production costs[4]	- $m	654	635	822	1,917	2,398
Gross profit	- $m	115	188	255	506	774

Continuing and discontinued operations
(Loss) profit attributable to equity shareholders	- $m	(72)	(142)	41	(215)	0
	- cents/share	(18)	(35)	10	(52)	0
Headline (loss) earnings[5]	- $m	(93)	(127)	44	(221)	(7)
	- cents/share	(23)	(31)	11	(54)	(2)
Net cash flow from operating activities	- $m	243	323	320	756	1,007
Capital expenditure	- $m	207	230	261	633	846

*	Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	4.	Refer to note 3 of notes for the quarter and nine months ended 30 September 2015.	Rounding of figures may result in computational discrepancies.
	5.	Refer to note 10 of notes for the quarter and nine months ended 30 September 2015.

Forward looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-Gaap financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Published : 9 November 2015 Quarter 3 2015

1

Operations at a glance

for the quarter ended 30 September 2015

	Production *			All-in sustaining costs[1] *				Total cash costs [2] *
	oz (000)	Year-on -year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	253	(19)	(3)	1,176	5	7	959	6	9
Vaal River Operations	93	(13)	(4)	1,170	1	10	962	2	13
Kopanang	28	(26)	(15)	1,378	14	21	1,168	18	25
Moab	66	(4)	3	1,083	(3)	6	876	(4)	8
West Wits Operations	108	(29)	(5)	1,195	19	8	944	14	10
Mponeng	54	(41)	(8)	1,285	43	8	958	39	11
TauTona	54	(11)	(2)	1,102	(6)	8	930	(10)	10
Total Surface Operations	48	(8)	4	1,083	(14)	(3)	984	(6)	-
Other	4	100	33	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	702	(7)	2	826	(14)	(2)	657	(16)	(1)
CONTINENTAL AFRICA	349	(15)	(5)	832	(10)	7	687	(14)	8
DRC
Kibali - Attr. 45% [5]	72	11	(4)	677	17	13	658	17	20
Ghana
Iduapriem	49	9	2	928	(6)	(9)	1,034	19	-
Obuasi	13	(83)	(7)	1,418	21	(16)	922	(5)	(14)
Guinea
Siguiri - Attr. 85%	52	(28)	(24)	990	24	6	854	15	8
Mali
Morila - Attr. 40% [5]	7	(30)	(50)	1,057	(36)	28	938	(38)	52
Sadiola - Attr. 41% [5]	17	(19)	-	734	(31)	(4)	679	(31)	(15)
Yatela - Attr. 40% [5]	-	(100)	-	-	(100)	-	-	(100)	-
Tanzania
Geita	138	19	5	741	(18)	15	483	(32)	19
Non-controlling interests, exploration and other

AUSTRALASIA	134	(12)	(4)	878	(10)	(4)	718	(17)	(1)
Australia
Sunrise Dam	51	(25)	(12)	1,136	2	2	996	1	5
Tropicana - Attr. 70%	83	(1)	2	674	(16)	(8)	500	(31)	(6)
Exploration and other

AMERICAS	219	12	20	810	(21)	(8)	570	(19)	(14)
Argentina
Cerro Vanguardia - Attr. 92.50%	71	15	1	896	(6)	(1)	630	(4)	-
Brazil
AngloGold Ashanti Mineração	123	22	48	694	(33)	(16)	483	(31)	(26)
Serra Grande	25	(22)	(17)	1,097	-	12	804	-	7
Continuing operations	955	(11)	1	937	(9)	1	735	(10)	2
Discontinued operations
Cripple Creek & Victor	19	(66)	(67)

Total	974	(14)	(3)

* Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance September 2015 quarter on September 2014 quarter—increase (decrease).

4 Variance September 2015 quarter on June 2015 quarter—increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

2

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

Third quarter overview

AngloGold Ashanti delivered another consistent operating and financial performance for the third quarter of 2015, a marked reduction in debt levels, and strong cash flows despite a sharply lower gold price.

Cash inflow from operating activities was positive at $243m, lower than the same quarter a year earlier at $320m, due mainly to lower production from South Africa and Obuasi and a 12% lower received gold price.

AngloGold Ashanti conducted a successful tender offer for its 8.5%, seven year high-yield bonds due 2020 during the quarter at 107.5

US cents on the dollar, in order to reduce debt and therefore lower annual interest costs by about $66m. This tender offer resulted in the repurchase of $779m of the bonds (which had a total outstanding principal amount of $1.25bn) at par value, plus a 7.5% premium on the majority of the bond repurchases, resulting in a cash premium of $59m.

The International operations continued to deliver year-on-year cost reductions in the three months to 30 September 2015, with especially strong performances in this regard from Geita, Tropicana, and the operations in South America. Geita, Kibali, Cerro Vanguardia and AngloGold Ashanti Mineração also saw marked increases in production compared to the three months to 30 September 2014, offsetting lower output from South Africa and ounces lost from Obuasi (now in limited operations) and Cripple Creek & Victor (CC&V) (contributing only one month of production following its sale). South Africa continued to face challenges related to a poor safety performance and resultant regulatory stoppages. The group’s reduced costs reflect the positive impact of lower oil prices particularly in Continental Africa and Australia, weaker currencies in South Africa, Brazil and Australia and continued operational and cost improvements.

Production was 974,000oz at an average total cash cost of $735/oz, compared to 1.007Moz at $718/oz the previous quarter and 1.128Moz at $820/oz in the third quarter of 2014. Year-on-year costs benefited from improved production from the majority of the International Operations, weaker currencies and continued traction from cost saving initiatives. The 2% increase in total cash costs per ounce compared to the previous quarter was due mainly to adverse stockpile movements, higher power tariffs and mid-year wage increases.

“These results show relentless cost discipline and continued delivery on our strategic commitments,” Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. “We’ve used self-help steps to significantly lower debt and interest, which will improve our cash-flow generation capacity.”

Gold income decreased by $279m from $1,225m in the quarter ended 30 September 2014 to $946m in the corresponding period of 2015, representing a 23% decrease year-on-year. The decrease was due to a $158/oz, or 12% decrease in the gold price received from $1,281/oz for the quarter ended 30 September 2014 to $1,123/oz for the corresponding period in 2015 and a 147,000oz, or 13% decrease in gold sold from 1,101,000oz for the quarter ended 30 September 2014 to 954,000oz for the same period in 2015 due mainly to a decrease in production in South Africa and Australia.

Production costs decreased by $168m from $822m in the quarter ended 30 September 2014 to $654m in the quarter ended 30 September 2015, representing a 20% decrease. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and service related costs as well as the weakening of some local currencies against the US dollar. Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US-dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentina Peso. During the quarter ended 30 September 2015 compared to the same period in 2014 all local currencies depreciated against the US dollar. The South African Rand depreciated by 21%, the Argentina Peso by 12%, the Australian Dollar by 28% and the Brazilian Real by 56%.

Fuel and power costs decreased from $163m in the quarter ended 30 September 2014 to $117m in the quarter ended 30 September 2015, which represents a $46m, or 28%, decrease. The decrease was mainly due to decreased mining at Obuasi (the mine entered into a Limited Operation Phase during the first quarter of 2015) and the decrease in fuel prices.

Consumable store costs decreased by $18m, or 12%, from $151m in the quarter ended 30 September 2014 to $133m in the quarter ended 30 September 2015. The decrease was due mainly to lower production at Obuasi and cost saving initiatives.

Labour costs declined by 21% from $274m in the quarter ended 30 September 2014 to $216m in the corresponding period of 2015. This was mainly due to rationalisation and restructuring across the group and lower production at Obuasi. Contractor costs declined by $15m, or 12%, mainly in Australia, from $127m in the quarter ended 30 September 2014 to $112m in the quarter ended 30 September 2015. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

Service-related costs decreased by $23m, or 27%, from $84m in the quarter ended 30 September 2014 to $61m in the quarter ended 30 September 2015. The decrease was due to decreased services costs, decreased capital ore reserve development, decreased ore stockpile adjustments and decreased other production costs mainly in South Africa due to lower production and cost saving initiatives.

Cost of sales was $830m for the quarter ended 30 September 2015 compared to $999m for the corresponding period in 2014 due mainly to a $160m decrease in cash operating costs. Included in cost of sales is amortisation of tangible and intangible assets and changes in gold inventory, which all together decreased from $177m in the quarter ended 30 September 2014 to $175m in the same period of 2015. Amortisation increased by $3m mainly at Geita due to a shift in mining activity from Star & Comet to Nyankanga Cut 7 that was partially offset by a decrease in the South African operations due to lower production and lower capital spend. The gold inventory change was a decrease of $18m in the quarter ended 30 September 2015 compared to a decrease of $13m in the corresponding period in 2014. The greater decrease in the quarter ended 30 September 2015 was due to the timing of gold shipments at Geita.

3

Net loss attributable to equity shareholders, from continuing operations, decreased from a profit of $28m in the quarter ended 30 September 2014 to a loss of $76m in the same period of 2015. The decrease was mainly due to a $96m provision for restructuring corresponding to 50% of the Obuasi carry value, the once-off bond repurchase premium of $62m and the 113,000oz decrease in gold sold. The decrease was partially offset by the $168m decrease in production costs and an impairment reversal of $31m for Obuasi relating to reassessment of fair value.

All-in sustaining costs (AISC) were $937/oz, a 9% improvement year-on-year. This reflects a significant reduction in total cash costs, which were down 10% year-on-year. All-in costs were 8% lower at $1,024/oz.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) were $291m, compared with $383m in the third quarter of 2014, mainly due to lower earnings as a result of a 12% decline in the realised gold price from $1,281/oz to $1,123/oz and a 11% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $391m. As at 30 September 2015, total borrowings (including a bank overdraft) amounted to $2,762m and cash and cash equivalents amounted to $392m compared to $3,693m and $557m, respectively, a year earlier.

The International operations (excluding CC&V) delivered production of 702,000oz at a total cash cost of $657/oz and AISC of $826/oz, representing a year-on-year improvement of 16% and 14% in total cash costs and AISC respectively, despite a 7% reduction in output due mainly to the cessation of underground mining at Obuasi as well as lower production at Siguiri and Sunrise Dam. Geita, Kibali, Iduapriem, Cerro Vanguardia and AngloGold Ashanti Mineração delivered strong performances, while Tropicana, Geita and the Americas (excluding CC&V) delivered significant year-on-year reductions in costs.

The South African operations produced 253,000oz of gold in the quarter ended 30 September 2015, a 19% decrease from the same quarter of last year, primarily due to safety stoppages that affected the whole region, and lower grades from the West Wits operations. AISC was up 5% to $1,176/oz reflecting a 6% increase in total cash costs to $959/oz due to lower production and increases in power tariffs.

Weaker local currencies against the US dollar in the third quarter of 2015 compared to the third quarter of 2014 contributed to the reduction in group operating costs as our currency basket depreciated against the US dollar as follows: the South African Rand by 21%, the Australian dollar by 28%, the Brazilian Real by 56% and the Argentina Peso by 11%. For the South African region, these movements were not enough to offset challenges faced during the quarter.

Total capital expenditure (including equity accounted entities and discontinued operations) during the third quarter of 2015 was $207m, compared with $261m (includes $37m for CC&V) in the third quarter of 2014 and $230m in the previous quarter. This reduction reflects greater efficiencies, scheduling of some expenditure, the positive impact of weaker currencies against the US dollar and lower capital requirements at Kibali and Obuasi. CC&V only includes one month of capital expenditure following the completion of the sale of the mine during the quarter. Of the total capital spent, project capital expenditure during the quarter amounted to $50m, including discontinued operations. Capital expenditure at continuing operations is expected to increase in the last quarter of the year, given normal seasonal patterns of investment at our operations, and slower-than-anticipated spending in South Africa in the nine months of the year, principally due to safety stoppages.

The formation of the Obuasi joint venture with Randgold Resources Limited (Randgold) (assuming satisfaction of all closing conditions) will result in a loss of control of the assets and liabilities and accordingly 100% of the Obuasi carry value has been transferred to held for sale in the balance sheet. Immediately prior to the classification as held-for-sale, the recoverable amount of Obuasi reflected an impairment reversal of $31m – refer to note 5. Randgold is expected to ultimately purchase 50% of the shares and the shareholder loan in the joint venture for a nominal cash consideration. Consequently in accordance with IFRS and in terms of the conditional investment agreement signed, a $96m provision for the restructuring of the ownership of Obuasi has been included in Provisions on the balance sheet and in Special items on the income statement.

At the end of the third quarter of 2015, net debt was $2.319bn compared to $3.076bn in the previous quarter and $2.952bn for the same quarter a year ago mainly due to the proceeds received on the sale of CC&V and the subsequent tender offer on the 8.5% high yield bonds due in 2020. This reduction in debt has resulted in a net debt to Adjusted EBITDA ratio of 1.56 times, compared with 1.95 times at the end of June 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5.

4

Summary of quarter-on-prior-year-quarter operating and cost improvements:

Particulars	Q3 2015	Q3 2014*	Change Year- on-Year
Operating review Gold
Production from continuing operations (kozs)	955	1,072	-11%
Production from discontinued operations (kozs)	19	56	-66%
Production from continuing and discontinued operations (kozs)	974	1,128	-14%
Continuing Operations
Gold price received ($/oz)	1,123	1,281	-12%
Total cash costs ($/oz)	735	820	-10%
Cost of sales ($m)	830	999	-17%
Corporate & marketing costs ($m) **	13	24	-46%
Exploration & evaluation costs ($m)	33	35	-6%
All-in sustaining costs ($/oz) ***	937	1,034	-9%
All-in costs ($/oz) ***	1,024	1,117	-8%
Adjusted EBITDA ($m)	291	383	-24%
Continuing and discontinued operations
(Loss) profit attr.- equity shareholders ($m)	(72)	41	-276%
Cash inflow from operating activities ($m)	243	320	-24%
Capital expenditure ($m)	207	261	-21%

*   CC&V has been disclosed as a discontinued operation and the comparative results have been restated.

**  Includes administration and other expenses.

*** World Gold Council standard, excludes stockpiles written off.

CORPORATE UPDATE

As announced on 16 September 2015, AngloGold Ashanti and Randgold have concluded a conditional investment agreement aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. Under the terms of the agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with competitive cost structures and returns.

Our announcement of the partnership with Randgold followed on a range of improvements in order to revive, modernise and mechanise the Obuasi mine, which we have effected since 2012. The mine has been on limited operating phase since the end of 2014, having ceased underground production, but continuing to process tailings, and has progressed to a feasibility study.

The development plan is expected to build on this feasibility study. If the development plan meets both parties’ investment criteria, and assuming all other conditions are satisfied, AngloGold Ashanti and Randgold will form a new joint venture company. Both companies will then be jointly responsible for funding the redevelopment of Obuasi. A Randgold group entity will be appointed as operator of the mine.

SOUTH AFRICA WAGE TALKS

On 2 October 2015, AngloGold Ashanti, through the collective bargaining process overseen by the Chamber of Mines, reached a three- year agreement with the National Union of Mineworkers (NUM), Solidarity and the United Association of South Africa (UASA) in respect of wages and conditions of service for the period from 1 July 2015 to 30 June 2018. These three unions comprise 59% of the South African workforce, with another 6% having no union affiliation. The Association of Mineworkers and Construction Union (AMCU),, which represents 35% of AngloGold Ashanti’s employees in South Africa, has not signed the agreement. Given that the majority of employees have agreed to the offer, it will be extended, in terms of the South Africa’s Labour Relations Act, to all employees regardless of their respective union affiliations. The wage agreement reached includes the following:

¡	Category 4-8 employees and B-lower officials, an increase of R750 per month in year 1, R775 per month in year 2 and R800 per month in year 3, as well as a R100 per month increase in living-out allowance in year 1.

¡	Miners, Artisans and Officials, an increase of 6% on standard rate of pay in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.

5

AngloGold Ashanti is in the process of engaging its employees through their union representatives, including AMCU’s, on the implementation of the wage agreement.

OPERATING HIGHLIGHTS

The South Africa region produced 253,000oz at a total cash cost of $959/oz for the third quarter of 2015 compared to 314,000oz at a total cash cost of $902/oz in the same quarter last year. The region’s performance was severely hampered by safety-related challenges, with five fatalities recorded over the period. Approximately 47,000oz of production was lost due to these safety related stoppages. Mponeng’s production for the quarter was most affected by fatalities that occurred at the mine and the resultant interruptions. Despite currency weakness and concerted efforts to contain inflationary pressures, the total cash costs were adversely impacted by lower production levels and increases in power tariffs.

The West Wits region operations produced 108,000oz at a total cash cost of $944/oz compared to 153,000oz at a total cash cost of $825/oz in the same quarter last year. The third quarter’s performance was negatively impacted by safety-related disruptions. TauTona’s total cash costs improved by 10% year-on-year as the mine embarked on a number of initiatives to combat cost challenges particularly in the labour and energy categories. The 41% decrease in production and 39% increase in total cash costs at Mponeng were due mainly to safety-related stoppages as well as the implementation of a de-risk plan. Initiatives are underway to systematically improve skills of supervisors and mining teams to improve productivity, particularly at Mponeng.

Vaal River operations produced 93,000oz at a total cash cost of $962/oz compared to 107,000oz at a total cash cost of $940/oz in the same quarter last year. The region’s production performance was also negatively affected by regulatory safety-related stoppages with approximately 31,000oz of lost production. Despite the operational challenges, Moab Khotsong remained the lowest cost producer for the South African region at a total cash cost of $876/oz.

Surface Operations produced 48,000oz at a total cash cost of $984/oz, compared to 52,000oz at a total cash cost of $1,048/oz in the same quarter last year. Production was negatively affected by a substantial reduction in head grade. Plans are underway to upgrade the Kopanang marginal ore dump material via a screening process which is expected to improve grades. Operations at Mine Waste Solutions were aided by the commissioning of East pump station, thereby improving availability. The Buffels 4 pump station was decommissioned, resulting in reduced maintenance and electricity costs.

The Continental Africa Region’s production was 349,000oz at a total cash cost of $687/oz compared to 410,000oz at a total cash cost of $799/oz in the same quarter last year. Production was down 15% reflecting the loss of ounces from Obuasi moving to limited operations, technical challenges experienced at Siguiri that led to unplanned maintenance, and Mali’s scaled-back production, which were partially offset by good performance from Kibali, Iduapriem and Geita. Total cash costs decreased 14% reflecting higher grade production from Geita, the efficiency of lower mining unit costs, together with the benefits of lower fuel costs.

In the DRC, Kibali’s attributable production was 72,000oz at a total cash cost of $658/oz compared to 65,000oz at a total cash cost of $563/oz in the same quarter last year. Production was 11% higher as a result of a 26% increase in tonnage throughput with consistent plant operations following the completion of the ramp up of the oxide plant. Total cash costs increased by 17% compared to same quarter last year as a result of the higher mining cost related to the 12% decrease in recovered grade. The shaft sink was completed to a depth of 760m. Shaft fit out commenced.

In Ghana, Iduapriem produced 49,000oz at a total cash cost of $1,034/oz compared to 45,000oz at a total cash cost of $866/oz in the same quarter last year. Production increased 9% as a result of a 13% increase in recovered grade as the mine treated higher grade ore from the Ajopa pit, partly offset by 5% lower tonnage throughput as a result of power availability constraints in the country. Total cash costs, however, increased mainly due to the higher mining costs as a result of resumption of mining operations following a period of limited mining operations when the focus for the last year was chiefly on the processing of stockpiled material.

Obuasi, which is currently in a limited operating phase following the suspension of underground mining operations last year, produced 13,000oz at a total cash cost of $922/oz from tailings retreatment and remnant stockpile processing. The current quarter’s operational performance is therefore not comparable to previous periods. Development of the decline has continued and reached 26 Level together with activities such as pumping, care of underground and surface infrastructure. Following the announced investment agreement aimed at creating a joint venture to redevelop and operate Obuasi, Randgold is currently conducting a due diligence exercise and working on a development plan for the mine.

In the Republic of Guinea, Siguiri produced 52,000oz at a total cash cost of $854/oz compared to 72,000oz at a total cash cost of $741/oz in the same quarter last year. Production decreased as a result of a 21% decrease in recovered grade due to depletion of higher grade ore sources and an 8% decrease in tonnage throughput due to unplanned maintenance. The 15% increase in total cash costs was due mainly to lower grades and was partly offset by lower input costs, especially fuel prices.

In Mali, Morila produced 7,000oz at a total cash cost of $938/oz compared to 10,000oz at a total cash cost of $1,525/oz in the same quarter last year. Production decreased as a result of a planned decrease in recovered grade compared to the higher grade tonnes sourced from the satellite pit commissioned in the latter part of the previous year, and a 14% decrease in tonnes treated. Total cash costs however decreased due to the completion of mining activities and lower production cost in line with reduced operational activities.

Sadiola produced 17,000oz at a total cash cost of $679/oz compared to 21,000oz at a total cash cost of $981/oz in the same quarter last year. Production declined due to a planned decrease in recovered grade, as a result of limited operational flexibility in the oxide operations. Total cash cost decreased by 31% due to lower processing, and general and administration costs, together with the cumulative benefit of the implemented cost management initiatives.

6

Yatela’s closure process has transitioned to the implementation phase with consultation with the relevant regulatory authorities in Mali continuing on the closure plans and necessary consent to commence the closure activities. The current quarter’s operational performance is therefore not comparable to previous periods.

In Tanzania, Geita produced 138,000oz at a total cash cost of $483/oz compared to 116,000oz at a total cash cost of $715/oz in the same quarter last year. Production increased as a result of the 26% increase in recovered grade realised from access to the higher grade ore sources stripped in the Nyankanga pit last year. This was partly offset by a 6% decrease in plant throughput, due to planned maintenance. Total cash costs decreased by 32% primarily as a result of the higher production, the efficiency of lower mining unit costs together with the benefits of lower fuel and reagent prices.

In the Americas, production from continuing operations was 219,000oz at a total cash cost of $570/oz compared to 195,000oz at a total cash cost of $702/oz in the same quarter last year. Production was down due to lower production at Serra Grande as a result of lower feed grade.

Brazil operations produced 148,000oz at a total cash cost of $538/oz in the third quarter of 2015 compared to 133,000oz at a total cash cost of $724/oz in the same quarter last year.

AngloGold Ashanti Mineração produced 123,000oz at a total cash cost of $483/oz compared to 101,000oz at a total cash cost of $699/oz in the same quarter last year. Production increased 22% due to 27% higher feed grades, partially offset by 6% lower tonnage treated. The higher grades from both Cuiabá and Corrego do Sitio complexes were in accordance with changes to the mine plan.

Total cash costs decreased due to higher production, efficiency initiatives, local currency depreciation, and higher by-product production. These items were partially offset by wage increases effective from August, following annual wage negotiations.

Serra Grande produced 25,000oz at a total cash cost of $804/oz compared to 32,000oz at a total cash cost of $803/oz in the same quarter last year. Production decreased as a result of lower feed grade, partially offset by higher tonnage treated. Lower fleet availability affected production for a portion of the quarter, with efforts under way to claw back these ounces in the latter part of the year as grades improve at Mina III, and as the Open Pit Orebody V production speeds up. Total cash costs remained flat as lower production was partially offset by the local currency depreciation and stockpile movements.

In Argentina, Cerro Vanguardia produced 71,000oz at a total cash cost of $630/oz compared to 62,000oz at a total cash cost of $656/oz in the same quarter last year. Production was 15% higher mainly due to higher grades as well as operational efficiencies. Total cash costs were 4% lower than the same quarter last year mainly due to higher by-product production and favourable exchange rates. These positive effects were partially offset by inflationary effects including salary increments and lower deferred stripping adjustments.

In line with the group’s cost discipline, various initiatives continued during the quarter, focusing on efficiencies and production improvements, particularly in underground mine expansion, increased mill throughput, silver recovery, and capital expenditure. Additionally, production improvements are being analysed, with an aim to improve future production profile.

The Australia region produced 134,000oz at a total cash cost of $718/oz for the third quarter of 2015, compared to 152,000oz at a total cash cost of $861/oz in the same quarter last year. Production was negatively impacted by lower than anticipated mined grades at Sunrise Dam.

Sunrise Dam’s production was 51,000oz at a total cash cost of $996/oz compared to 68,000oz at a total cash cost of $982/oz in the third quarter of 2014. Production was significantly impacted by lower than anticipated mined grades resulting in a lower head grade through the mill. The highly variable nature of the mineralisation, which is typical of coarse gold deposits, has contributed to poor grade reconciliation. This has been exacerbated by the location of the zones being mined in 2015 which are on the periphery of the main lodes and are less continuous and more variable than those mined in 2014. It is expected that the Vogue style of mineralisation scheduled for mining in 2016 will be similar to the zones mined in 2014.

To improve our abilitly to predict mined grade, changes have been made to grade control modelling. A new sample splitter that is designed to work more effectively with the underground reverse circulation (RC) drill rigs used for grade control is expected to be commissioned in the last quarter of the year.

The mine continued to perform well, delivering above anticipated ore tonnage of 727,000t, with 1,700m of operational development and 878m of underground capital development completed in the quarter. Mill throughput of 975,000t resulted from excellent plant availability and utilisation.

Tropicana’s gold production was 83,000oz at a total cash cost of $500/oz compared to 84,000oz at a total cash cost of $721/oz in the same quarter last year. Mill throughput remained steady at 1.1 Mt and the average gold recovery remained constant at approximately 90%. The mine continued to perform well and grade mined benefited from ongoing excellent reconciliations to the Ore Reserve. Despite lower production, total cash costs decreased as a result of the favourable exchange rate and the differences in deferred stripping volumes between the comparative periods. The mill optimisation study continued with the objective of increasing throughput.

SAFETY

Tragically, there were five fatalities during the quarter in the South Africa region. Falls-of-ground remain the cause of most of these incidents, with seismicity an ongoing challenge to manage in this regard. The All Injury Frequency Rate (AIFR), the broadest measure of progress, was 6.48 per million hours worked for the quarter, a 17% improvement from the same quarter last year.

7

Safety remains our highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment and a sustainable resilient safety ethos within our organisation in line with our values. A review of the Group’s safety strategy is underway, as part of the effort to improve performance in this regard.

UPDATE ON CAPITAL PROJECTS

Kibali

Construction of the metallurgical facility and infrastructure

A concentrate de-sliming cyclone circuit providing more capacity at the ultra fine grind circuit was commissioned during the quarter. This is expected to facilitate the increase in sulphide ore treatment from 2016. The first phase of the new lined tailings storage facility was also completed during the quarter, providing capacity for 2016 carbon in leach tailings deposition. The first phase of Ambarau, the second hydropower station, was completed and commissioning is currently in progress.

Declines

Development remains on track with plan. The paste plant is now operating according to plan, with the first two stopes successfully backfilled. Total development metres of 2,702 were achieved in the third quarter.

Vertical shaft

Shaft sinking was completed in July 2015 and work for the remainder of the quarter focused on equipping the shaft, with the programme 15 days ahead of schedule as at the end of the quarter. The next milestone, expected in the fourth quarter, will be the completion of the equipping from lode level to crusher level and the swinging down of the equipment for the off-shaft development.

TECHNOLOGY

1.	Reef Boring

1.1	Small range:

The HPE machine was moved to the new test block where advanced geological drilling predetermined the drill layout and 2 holes were drilled in the undulated reef package. A stage gate was implemented and three more holes are expected to be drilled in the fourth quarter. No further drilling is planned in the small reefs as the geology is hampering drilling.

1.2	Medium Range:

Installation and commissioning of the MK IV machine was successful. Constraints were encountered with the installation of the conveyor belt and a new chain design is currently being tested. The machine has drilled 2 holes in the last quarter since its commissioning.

In the third quarter the MK III prototype machines have drilled 26 holes in the different prototype sites. New designs for mechanical anchoring were tested to speed up the pinning and setup times. This design has led to an improvement in the machines performance quarter on quarter from 102.4 hours/hole to 85.45 hours/hole. Mechanical anchors will be rolled out to all other MK III machines.

New collector bins were manufactured and delivered to TauTona mine. Installation is expected to commence in the next quarter.

1.3	Machine Manufacturing:

The MK III machine from Moab Khotsong mine is expected to be redeployed at TauTona mine for drilling in the VCR site. Machine 3 is currently at the original equipment manufacturer for repairs and modifications and is expected to return to TauTona and to act as a replacement unit for the current MK III machines when sent for maintenance.

2.	Ore body Knowledge and Exploration

Trial 7 originally scheduled for the first quarter was delayed due to multiple factors and is expected to continue drilling during the fourth quarter. Manufacturing of the fit for purpose drill rig is on schedule as at the end of the quarter.

3.	Ultra High Strength Backfill

The outcome of the previous trials show that optimum pumping distances can be reached with product temperatures between 20°C and 30°C. The surface tests were successful up to a 1,000m within these temperature ranges. Trials continued in the third quarter on temperatures between 30°C and 40°C, simulating the underground product temperature. Results from the test indicated that maximum product cannot exceed 35°C. Trials were successful at 35°C, reaching a pumping distance of 600m. All indications are that a 1,000m could be reached at this temperature.

EXPLORATION UPDATE

Exploration and evaluation costs during the third quarter of 2015 were $33m compared to $35m during the same period in 2014.

BROWNFIELDS EXPLORATION

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong mine and three at Mponeng (WUDLs). All the surface drilling is designed to ameliorate risk to the deepening projects at Mponeng and Moab Khotsong.

In Tanzania, drilling focused on Mineral Resource delineation drilling at Matandani North and Geita Hill Underground, Vertical Seismic Profile (VSP) drilling at Nyankanga and Geita Hill, metallurgical drilling at Matandani and sterilisation drilling for the proposed WD1 extension. A total of 16 holes (4,844m) were drilled.

8

An updated Star and Comet geological model was developed and used to support the upcoming underground drilling programme. A total of 15 geological sections were defined, on the back of relogging of over 100 holes, and used to develop the 3D model.

In Guinea, at Siguiri gold mine, a total of 6,852m of RC and diamond drilling (DD) was completed. The drilling focused on the fresh rock infill drilling programme and oxide reconnaissance drilling in Block 1. The fresh rock infill drilling continued at Bidini, with 4,520m RC and 948m DD completed in the North and South pits. The drilling is progressing slowly and is on hold due to poor ground conditions and flooding of pit bottom. Geometallurgical data collection at Bidini and Kami also took place during the quarter, as part of ongoing work and in support of the combination plant Feasibility Study.

In Ghana, at Obuasi gold mine, no exploration work was conducted. At Iduapriem, a total of RC (1,553m) and DD (2,123m) was drilled at Block 5. A number of encouraging intercepts were returned and a Mineral Resource model update is ongoing.

In the Democratic Republic of the Congo at Kibali, exploration along the KZ trend focused on seven higher priority targets from the first quarter data review: Kalimva-Ikamva, Mengu Hill, Sessenge SW, Oere – Libala, Tete, Bakangwe and Megi.

In Mali, at Sadiola RC drilling (2,998m) was completed at Sadiola North and Tabakoto to test for and to upgrade oxide Mineral Resources. At Sadiola North, the drilling followed up on intersections from the first phase of drilling mainly outside the planned pit. Results from the Sadiola North drilling confirmed the northern continuity of the shallow SE dipping mineralisation. Geological modelling of Sadiola North was completed and Mineral Resource modelling is now in progress.

In Argentina, drilling activities continued in the quarter at Cerro Vanguardia with 16,940m completed. Field work with trenching and channel sampling to advance targets to drill stage continued.

In Brazil, exploration continued at the Cuiabá, Lamego and Córrego do Sítio production centres for AGABM with 17,260m drilled collectively in the surface and underground drilling programmes during the quarter. The 2015 programme remains focused on Mineral Resource conversion. Geological modelling continued for near mine target generation.

At Serra Grande, 15,540m of drilling were completed as infill drilling programmes continued in the Mineral Resource conversion programmes. Mapping and sampling was in progress for target delineation.

In Colombia, drilling started to test targets generated from soil sampling within the Gramalote JV tenements and infill drilling in the saprolite horizon. During this quarter, 2,550m were completed. At La Colosa, 1,510m were drilled during the quarter as the site investigation, hydrology and geotechnical programmes for the year continued. The Quebradona JV programme continued with 2,850m drilled during the quarter. The focus remains on infill and delineation drilling for the higher grade copper-gold mineralisation in the upper part of the deposit.

At Sunrise Dam in Australia, underground DD (15,631m) targeted extensions to the underground Mineral Resource in the Vogue South, Cosmo North, Cosmo East zones and the Dolly Corridor with encouraging results.

At Tropicana, drilling continued in the immediate mine environment, with diamond holes testing targets at the Tropicana Pit Extensions, Swizzler and Crouching Tiger areas. A total of 18,173m of RC and 18,270m of DD were completed. Work continues to test down dip extensions to known mineralisation at the Tropicana pit and system extensions to the south of the Havana pit at Havana South and Crouching Tiger.

GREENFIELDS EXPLORATION

During the third quarter of 2015, greenfields exploration activities were undertaken in Australia, Colombia and Brazil. Greenfields exploration completed 5,661m of RC and DD. Total expenditure for the quarter was $5m.

In Colombia, drilling was initiated on the Guintar project, which is situated 40km west of Medellin. 166m of DD was completed in the first hole of an 8 hole, 3,000m diamond drill programme. GUI-001 was collared in gravels and at 14m intersected hornfelsed sediments and breccias with significant pyrrhotite and pyrite in fractures, stringers and fine stockworks. This is associated with minor disseminated chalcopyrite and molybdenite. Assay results are awaited.

In Australia, at the Tropicana JV, a total of 16,685m of aircore (AC), 1,909m of RC and 1,313m of DD was completed across the Madras, Masala and other Tropicana Belt prospects within 25km to 50km of the Tropicana gold mine. Assays returned in the quarter for Madras and Masala were disappointing.

At the Mullion Project in New South Wales, a total of 2,273m of DD was completed to follow up bedrock targets identified from the previous ground geophysical surveys. At the Strawbridge and Pindabunna Projects in Western Australia, planned regional aeromagnetic geophysical surveys were completed in the third quarter. Target generation and first pass field work are continuing.

In Brazil, the Pe Quente Project has been downgraded and the joint venture has been exited. Project generation activities in Brazil are ongoing.

9

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and nine months ended 30 September 2015 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 11 to 40, which comprise the accompanying condensed consolidated statement of financial position as at 30 September 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and nine months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and nine months ended 30 September 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

5 November 2015

A member firm of Ernst & Young Global Limited.

A full list of Directors is available on the website.

Chief Executive: Ajen Sita

10

Group income statement

		Quarter ended September 2015	Quarter ended June 2015	Quarter ended September 2014	Nine months ended September 2015	Nine months ended September 2014

US Dollar million	Notes	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Revenue	2	987	1,059	1,266	3,114	3,853

Gold income	2	946	1,014	1,225	2,991	3,740

Cost of sales	3	(830)	(830)	(999)	(2,482)	(2,974)

(Loss) gain on non-hedge derivatives and other commodity contracts		(1)	4	29	(3)	8

Gross profit		115	188	255	506	774

Corporate administration, marketing and other expenses		(13)	(24)	(24)	(59)	(68)

Exploration and evaluation costs		(33)	(31)	(35)	(92)	(98)

Other operating expenses	4	(23)	(22)	(9)	(66)	(21)

Special items	5	(141)	(1)	(54)	(137)	(78)

Operating (loss) profit		(95)	110	133	152	509

Interest received	2	6	6	6	20	17

Exchange gain (loss)		10	(7)	4	(11)	(11)

Finance costs and unwinding of obligations	6	(65)	(65)	(69)	(196)	(209)

Fair value adjustment on $1.25bn bonds		118	(35)	20	51	(80)

Share of associates and joint ventures’ profit (loss)	7	6	34	19	65	(47)

(Loss) profit before taxation		(20)	43	113	81	179

Taxation	8	(54)	(56)	(82)	(168)	(197)

(Loss) profit after taxation from continuing operations		(74)	(13)	31	(87)	(18)

Discontinued operations

Profit (loss) from discontinued operations	9	4	(125)	13	(116)	34

(Loss) profit for the period		(70)	(138)	44	(203)	16

Allocated as follows:

Equity shareholders

- Continuing operations		(76)	(17)	28	(99)	(34)

- Discontinued operations		4	(125)	13	(116)	34

Non-controlling interests

- Continuing operations		2	4	3	12	16

		(70)	(138)	44	(203)	16

Basic (loss) earnings per ordinary share (cents) (1)

(Loss) earnings per ordinary share from continuing operations		(19)	(4)	7	(24)	(8)

Earnings (loss) per ordinary share from discontinued operations		1	(31)	3	(28)	8

Basic (loss) earnings per ordinary share (cents)		(18)	(35)	10	(52)	0

Diluted (loss) earnings per ordinary share (cents) (2)

(Loss) earnings per ordinary share from continuing operations		(19)	(4)	7	(24)	(8)

Earnings (loss) per ordinary share from discontinued operations		1	(31)	3	(28)	8

Diluted (loss) earnings per ordinary share (cents)		(18)	(35)	10	(52)	0

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and nine months ended 30 September 2015 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter and nine months ended 30 September 2015 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

11

Group statement of comprehensive income

	Quarter ended September 2015	Quarter ended June 2015	Quarter ended September 2014	Nine months ended September 2015	Nine months ended September 2014
			Restated		Restated
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

(Loss) profit for the period	(70)	(138)	44	(203)	16

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(188)	3	(118)	(278)	(134)

Share of associates and joint ventures’ other comprehensive income	-	-	(1)	-	-

Net loss on available-for-sale financial assets	(5)	(2)	(10)	(12)	(1)

Release on impairment of available-for-sale financial assets	4	5	-	9	1

Release on disposal of available-for-sale financial assets	-	(1)	-	(2)	-

Deferred taxation thereon	-	-	4	1	-

	(1)	2	(6)	(4)	-

Items that will not be reclassified subsequently to profit or loss:

Actuarial (loss) gain recognised	(2)	(7)	(7)	3	9

Deferred taxation thereon	-	2	2	(1)	(2)

	(2)	(5)	(5)	2	7

Other comprehensive loss for the period, net of tax	(191)	-	(130)	(280)	(127)

Total comprehensive loss for the period, net of tax	(261)	(138)	(86)	(483)	(111)

Allocated as follows:
Equity shareholders
- Continuing operations	(267)	(17)	(102)	(379)	(161)
- Discontinued operations	4	(125)	13	(116)	34
Non-controlling interests
- Continuing operations	2	4	3	12	16
	(261)	(138)	(86)	(483)	(111)

Rounding of figures may result in computational discrepancies.

12

Group statement of financial position

		As at September 2015	As at June 2015	As at December 2014	As at September 2014
US Dollar million	Notes	Reviewed	Reviewed	Audited	Reviewed

ASSETS

Non-current assets
Tangible assets		3,836	4,453	4,863	4,839
Intangible assets		165	188	225	247
Investments in associates and joint ventures		1,459	1,464	1,427	1,373
Other investments		103	120	126	127
Inventories		94	103	636	606
Trade and other receivables		14	19	20	30
Deferred taxation		-	5	127	160
Cash restricted for use		15	35	36	38
Other non-current assets		23	30	25	47

		5,709	6,417	7,485	7,467

Current assets
Other investments		2	2	-	-
Inventories		642	721	888	959
Trade and other receivables		203	207	278	312
Cash restricted for use		18	22	15	15
Cash and cash equivalents		392	459	468	557

		1,257	1,411	1,649	1,843
Non-current assets held for sale	15	460	989	-	-

		1,717	2,400	1,649	1,843

TOTAL ASSETS		7,426	8,817	9,134	9,310

EQUITY AND LIABILITIES

Share capital and premium	12	7,063	7,058	7,041	7,036
Accumulated losses and other reserves		(4,688)	(4,430)	(4,196)	(4,051)

Shareholders’ equity		2,375	2,628	2,845	2,985
Non-controlling interests		35	33	26	25

Total equity		2,410	2,661	2,871	3,010

Non-current liabilities
Borrowings		2,691	3,651	3,498	3,521
Environmental rehabilitation and other provisions		683	931	1,052	1,022
Provision for pension and post-retirement benefits		117	140	147	142
Trade, other payables and deferred income		5	6	15	13
Deferred taxation		537	556	567	597

		4,033	5,284	5,279	5,295

Current liabilities
Borrowings		71	79	223	159
Trade, other payables, provisions and deferred income		583	536	695	751
Bank overdraft		-	-	-	13
Taxation		61	58	66	82

		715	673	984	1,005
Non-current liabilities held for sale	15	268	199	-	-

		983	872	984	1,005

Total liabilities		5,016	6,156	6,263	6,300

TOTAL EQUITY AND LIABILITIES		7,426	8,817	9,134	9,310

Rounding of figures may result in computational discrepancies.

13

Group statement of cash flows

	Quarter ended September 2015	Quarter ended June 2015	Quarter ended September 2014	Nine months ended September 2015	Nine months ended September 2014
US Dollar million	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Cash flows from operating activities
Receipts from customers	986	1,078	1,288	3,100	3,831
Payments to suppliers and employees	(725)	(704)	(939)	(2,225)	(2,737)

Cash generated from operations	261	374	349	875	1,094
Dividends received from joint ventures	10	24	-	39	-
Taxation refund	-	-	-	-	38
Taxation paid	(43)	(65)	(42)	(153)	(146)

Net cash inflow from operating activities from continuing operations	228	333	307	761	986
Net cash inflow (outflow) from operating activities from discontinued operations	15	(10)	13	(5)	21

Net cash inflow from operating activities	243	323	320	756	1,007

Cash flows from investing activities
Capital expenditure	(167)	(172)	(185)	(481)	(581)
Expenditure on intangible assets	(1)	-	-	(2)	(3)
Proceeds from disposal of tangible assets	1	3	4	6	31
Other investments acquired	(16)	(23)	(14)	(71)	(62)
Proceeds from disposal of other investments	16	20	15	64	59
Investments in associates and joint ventures	(2)	(3)	(10)	(9)	(62)
Proceeds from disposal of associates and joint ventures	2	-	-	2	-
Loans advanced to associates and joint ventures	(1)	(1)	-	(4)	(6)
Loans repaid by associates and joint ventures	-	-	4	1	4
Proceeds from disposal of subsidiary	-	-	-	-	105
Net proceeds from disposal of investment	812	-	-	812	-
Cash in subsidiary disposed and transfers to held for sale	(8)	-	-	(10)	2
Decrease (increase) in cash restricted for use	1	(1)	(1)	(7)	22
Interest received	6	6	4	19	16

Net cash inflow (outflow) from investing activities from continuing operations	643	(171)	(183)	320	(475)
Net cash outflow from investing activities from discontinued operations	(10)	(22)	(37)	(59)	(119)

Net cash inflow (outflow) from investing activities	633	(193)	(220)	261	(594)

Cash flows from financing activities
Proceeds from borrowings	231	129	338	420	428
Repayment of borrowings	(1,009)	(124)	(385)	(1,220)	(684)
Finance costs paid	(95)	(37)	(83)	(214)	(207)
Bond settlement premium, RCF and bond transaction costs	(59)	-	(9)	(59)	(9)
Dividends paid	-	(2)	(6)	(3)	(9)

Net cash outflow from financing activities from continuing operations	(932)	(34)	(146)	(1,076)	(481)
Net cash outflow from financing activities from discontinued operations	-	-	-	(2)	(4)

Net cash outflow from financing activities	(932)	(34)	(146)	(1,078)	(485)

Net (decrease) increase in cash and cash equivalents	(56)	96	(46)	(61)	(72)
Translation	(11)	1	(10)	(15)	(12)
Cash and cash equivalents at beginning of period	459	362	600	468	628

Cash and cash equivalents at end of period (1)	392	459	544	392	544

Cash generated from operations
(Loss) profit before taxation	(20)	43	113	81	179
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	1	(4)	(29)	3	(8)
Amortisation of tangible assets	183	186	181	533	536
Finance costs and unwinding of obligations	65	65	69	196	209
Environmental, rehabilitation and other expenditure	1	(10)	(7)	(15)	(4)
Special items	139	(2)	14	125	10
Amortisation of intangible assets	10	13	9	30	26
Fair value adjustment on $1.25bn bonds	(118)	35	(20)	(51)	80
Interest received	(6)	(6)	(6)	(20)	(17)
Share of associates and joint ventures’ (profit) loss	(6)	(34)	(19)	(65)	47
Other non-cash movements	15	11	18	33	60
Movements in working capital	(3)	77	26	25	(24)

	261	374	349	875	1,094

Movements in working capital
Decrease (increase) in inventories	30	(11)	40	65	67
(Increase) decrease in trade and other receivables	(2)	57	33	70	18
(Decrease) increase in trade, other payables and deferred income	(31)	31	(47)	(110)	(109)

	(3)	77	26	25	(24)

(1)	The cash and cash equivalents balance at 30 September 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $13m.

Rounding of figures may result in computational discrepancies.

14

Group statement of changes in equity

	Equity holders of the parent
	Share			Cash	Available		Foreign
	capital	Other	Accumu-	flow	for	Actuarial	currency		Non-
	and	capital	lated	hedge	sale	(losses)	translation		controlling	Total
US Dollar million	premium	reserves	losses	reserve	reserve	gains	reserve	Total	interests	equity

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Loss for the period								-	16	16

Other comprehensive income (loss)						7	(134)	(127)		(127)

Total comprehensive income (loss)	-	-	-	-	-	7	(134)	(127)	16	(111)

Shares issued	30							30		30

Share-based payment for share awards net of exercised		3						3		3

Dividends of subsidiaries								-	(19)	(19)

Translation		(5)	5		(1)	1		-		-

Balance at 30 September 2014	7,036	134	(3,056)	(1)	17	(17)	(1,128)	2,985	25	3,010

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Loss for the period			(215)					(215)	12	(203)

Other comprehensive (loss) income					(4)	2	(278)	(280)		(280)

Total comprehensive (loss) income	-	-	(215)	-	(4)	2	(278)	(495)	12	(483)

Shares issued	22							22		22

Share-based payment for share awards net of exercised		3						3		3

Dividends of subsidiaries								-	(3)	(3)

Translation		(15)	12		(2)	5		-	-	-

Balance at 30 September 2015	7,063	120	(3,312)	(1)	11	(33)	(1,473)	2,375	35	2,410

Rounding of figures may result in computational discrepancies.

15

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Nine months ended
	September	June	September	September	September
	2015	2015	2014	2015	2014
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

	US Dollar million

Gold income
South Africa	267	303	410	853	1,172
Continental Africa	386	456	500	1,306	1,567
Australasia	149	172	197	494	602
Americas	251	211	241	710	726

	1,053	1,142	1,348	3,363	4,067
Equity-accounted investments included above	(107)	(128)	(123)	(371)	(327)

Continuing operations	946	1,014	1,225	2,991	3,740
Discontinued operations	24	59	70	137	200

	970	1,073	1,295	3,128	3,940

Gross profit (loss)
South Africa	(14)	23	76	13	172
Continental Africa	61	121	116	300	348
Australasia	28	36	24	111	105
Americas	52	47	58	170	190
Corporate and other	3	1	-	5	(4)

	130	228	274	599	810
Equity-accounted investments included above	(15)	(40)	(19)	(93)	(36)

Continuing operations	115	188	255	506	774
Discontinued operations	2	10	18	19	46

	117	198	273	525	820

Capital expenditure
South Africa	56	52	66	152	185
Continental Africa	75	79	86	219	335
Australasia	18	22	13	60	63
Americas	47	55	57	142	142
Corporate and other	1	1	2	2	2

Continuing operations	197	209	224	575	727
Discontinued operations	10	21	37	58	119

	207	230	261	633	846
Equity-accounted investments included above	(29)	(36)	(38)	(93)	(143)

	178	194	222	540	703

		Quarter ended		Nine months ended
	September	June	September	September	September
	2015	2015	2014	2015	2014

	oz (000)

Gold production
South Africa	253	261	314	752	923
Continental Africa	349	368	410	1,068	1,178
Australasia	134	139	152	416	462
Americas	219	182	195	596	559

Continuing operations	955	950	1,072	2,833	3,123
Discontinued operations	19	57	56	117	157

	974	1,007	1,128	2,950	3,280

		As at	As at	As at	As at
		September	June	December	September
		2015	2015	2014	2014

		Reviewed	Reviewed	Audited	Reviewed

		US Dollar million
Total assets
South Africa		1,799	2,031	2,124	2,166
Continental Africa		3,194	3,188	3,239	3,297
Australasia		760	842	906	978
Americas		1,363	2,335	2,409	2,371
Corporate and other		310	421	456	498

		7,426	8,817	9,134	9,310

Rounding of figures may result in computational discrepancies.

16

Notes

for the quarter and nine months ended 30 September 2015

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.

Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9).

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2015. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.

Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

2.	Revenue

	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Gold income	946	1,014	1,225	2,991	3,740
By-products (note 3)	35	38	34	100	92
Royalties received (note 5)	1	1	1	3	3
Interest received	6	6	6	20	17
	987	1,059	1,266	3,114	3,853
3. Cost of sales
	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
	US Dollar million
Cash operating costs	646	633	806	1,891	2,319
By-products revenue (note 2)	(35)	(38)	(34)	(100)	(92)
	611	595	772	1,791	2,227
Royalties	23	27	31	76	101
Other cash costs	6	6	8	20	21
Total cash costs	640	628	811	1,887	2,349
Retrenchment costs	3	3	5	9	14
Rehabilitation and other non-cash costs	11	4	6	21	35
Production costs	654	635	822	1,917	2,398
Amortisation of tangible assets	183	186	181	533	536
Amortisation of intangible assets	10	13	9	30	26
Total production costs	848	834	1,012	2,481	2,960
Inventory change	(18)	(4)	(13)	1	14
	830	830	999	2,482	2,974

Rounding of figures may result in computational discrepancies.

17

4.	Other operating expenses

	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Pension and medical defined benefit provisions	2	1	2	6	5
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	2	3	3	6	11
Care and maintenance costs	17	17	-	51	-
Other expenses	2	1	4	3	5
	23	22	9	66	21
5. Special items
	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Impairment (reversal) and derecognition of goodwill, tangible assets and intangible assets (note 10)	(31)	-	1	(31)	1
Impairment of other investments (note 10)	4	5	-	9	1
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 10)	2	-	(2)	1	(25)
Royalties received (note 2)	(1)	(1)	(1)	(3)	(3)
Indirect tax expenses (recoveries) and legal claims	4	(4)	3	(8)	15
Legal fees and other (recoveries) costs related to contract termination and settlement	1	-	7	(1)	16
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	2	-	1	8	1
Corporate retrenchment costs	-	-	3	-	3
Retrenchment and related costs	2	1	34	4	59
Repurchase premium on part settlement of $1.25bn bonds (note 16)	62	-	-	62	-
Provision for restructuring of Obuasi	96	-	-	96	-
Loss on sale of Navachab (note 10)	-	-	-	-	2
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	-	-	8	-	8
	141	1	54	137	78
6. Finance costs and unwinding of obligations
	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
		US Dollar million
Finance costs	59	60	63	180	191
Unwinding of obligations, accretion of convertible bonds and other discounts	6	5	6	16	19
	65	65	69	196	209
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Revenue	111	131	130	383	368
Operating costs, special items and other expenses	(101)	(92)	(107)	(303)	(403)
Net interest received	1	1	2	4	5
Profit (loss) before taxation	11	40	25	84	(30)
Taxation	(2)	(6)	(6)	(16)	(11)
Profit (loss) after taxation	9	34	19	68	(41)
Net impairment of investments in associates and joint ventures (note 10)	(3)	-	-	(3)	(6)
	6	34	19	65	(47)

Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.

Rounding of figures may result in computational discrepancies.

18

8.	Taxation

	Quarter ended			Nine months ended
	Sep	Jun	Sep	Sep	Sep
	2015	2015	2014	2015	2014
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
South African taxation
Mining tax	-	-	7	-	31
Non-mining tax	(12)	12	(7)	2	(10)
Prior year (over) under provision	-	-	-	(7)	6
Deferred taxation
Temporary differences	(9)	(5)	(1)	(32)	(19)
Unrealised non-hedge derivatives and other commodity contracts	-	1	8	(1)	2
	(21)	8	7	(38)	10

Foreign taxation
Normal taxation	48	62	46	151	128
Prior year over provision	(3)	-	-	(3)	(12)
Deferred taxation
Temporary differences	30	(14)	29	58	71
	75	48	75	206	187
	54	56	82	168	197

9. Discontinued operations
	Quarter ended			Nine months ended
	Sep	Jun	Sep	Sep	Sep
	2015	2015	2014	2015	2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Gold income	24	59	70	137	200
Cost of sales	(22)	(49)	(53)	(118)	(156)
Gain on unrealised non-hedge derivatives and other commodity contracts	-	-	1	-	2
Gross profit	2	10	18	19	46
Other expenses	-	(2)	(2)	(4)	(3)
Profit before taxation	2	8	16	15	43
Normal taxation	-	-	(3)	-	(9)
Deferred taxation
- Impairment of deferred tax asset	-	(121)	-	(121)	-
Profit (loss) from operations	2	(113)	13	(106)	34
Profit (loss) on disposal (note 10)	2	(12)	-	(10)	-
Total profit (loss) from discontinued operations	4	(125)	13	(116)	34
The CC&V operation in the United States has been accounted for as a discontinued operation. Refer to note 15 – Non-current assets and liabilities held for sale. 10. Headline (loss) earnings
	Quarter ended			Nine months ended
	Sep	Jun	Sep	Sep	Sep
	2015	2015	2014	2015	2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders	(72)	(142)	41	(215)	-
Impairment (reversal) and derecognition of goodwill, tangible assets and intangible assets (note 5)	(31)	-	1	(31)	1
Net profit (loss) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	2	-	(2)	1	(25)
Discontinued operations profit (loss) profit on disposal of assets (note 9)	(2)	12	-	10	-
Loss on sale of Navachab (note 5)	-	-	-	-	2
Impairment of other investments (note 5)	4	5	-	9	1
Net impairment of investments in associates and joint ventures (note 7)	3	-	-	3	6
Taxation - current portion	-	-	-	-	7
Taxation - deferred portion	3	(2)	4	2	1
	(93)	(127)	44	(221)	(7)

Headline (loss) earnings per ordinary share (cents) (1)	(23)	(31)	11	(54)	(2)
Diluted headline (loss) earnings per ordinary share (cents)	(23)	(31)	11	(54)	(2)

(1)	Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

19

11.	Number of shares

	Quarter ended			Nine months ended
	Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each (1)	-	-	4,280,000	-	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	405,103,870	404,818,500	403,552,085	405,103,870	403,552,085
E ordinary shares in issue	-	-	685,668	-	685,668
Total ordinary shares:	405,103,870	404,818,500	404,237,753	405,103,870	404,237,753
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	404,920,465	404,689,301	403,466,038	404,594,335	403,180,957
E ordinary shares	-	-	696,371	-	695,017
Fully vested options	2,605,300	2,801,585	2,047,889	3,069,328	2,531,078
Weighted average number of shares	407,525,765	407,490,886	406,210,298	407,663,663	406,407,051
Dilutive potential of share options	-	-	2,215,555	-	-
Diluted number of ordinary shares	407,525,765	407,490,886	408,425,853	407,663,663	406,407,051

(1)	Shareholders approved cancellation of authorised E shares at the Annual General Meeting held on 6th May 2015.

12.	Share capital and premium

	As at
	Sep	Jun	Dec	Sep
	2015	2015	2014	2014
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar Million
Balance at beginning of period	7,094	7,094	7,074	7,074
Ordinary shares issued	22	17	29	25
E ordinary shares issued and cancelled	-	-	(9)	-
Sub-total	7,116	7,111	7,094	7,099
Redeemable preference shares held within the group	(53)	(53)	(53)	(53)
E ordinary shares held within the group	-	-	-	(10)
Balance at end of period	7,063	7,058	7,041	7,036
13. Exchange rates
	Sep	Jun	Dec	Sep
	2015	2015	2014	2014
	Unaudited	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	12.28	11.91	10.83	10.70
ZAR/USD average for the quarter	13.00	12.08	11.22	10.76
ZAR/USD closing	13.84	12.16	11.57	11.28

AUD/USD average for the year to date	1.31	1.28	1.11	1.09
AUD/USD average for the quarter	1.38	1.29	1.17	1.08
AUD/USD closing	1.43	1.30	1.22	1,14

BRL/USD average for the year to date	3.17	2.97	2.35	2.29
BRL/USD average for the quarter	3.54	3.07	2.54	2.27
BRL/USD closing	3.97	3.10	2.66	2.45

ARS/USD average for the year to date	8.97	8.82	8.12	7.99
ARS/USD average for the quarter	9.25	8.95	8.51	8.30
ARS/USD closing	9.42	9.09	8.55	8.43
14. Capital commitments
	Sep	Jun	Dec	Sep
	2015	2015	2014	2014
	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	146	161	178	290

(1)	Includes capital commitments relating to associates and joint ventures.

Rounding of figures may result in computational discrepancies.

20

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15.	Non-current assets and liabilities held for sale

Obuasi gold mine

Effective 16 September 2015, the company announced that it had concluded a conditional investment agreement with Randgold which aimed at the formation of a joint venture to redevelop the Obuasi gold mine in Ghana. Obuasi, located in the Ashanti region of Ghana, 320 kilometres northwest of the capital Accra, is a large, high-grade deposit with proven and probable ore reserves (as reported by AngloGold Ashanti in their 2014 Annual Report) of 24.53Mt at 6.70g/t for 5.29Moz. At the end of 2014, AngloGold Ashanti converted Obuasi to limited operations, ceasing underground production, retrenching the workforce, but continuing to process tailings and starting a feasibility study on the redevelopment of the mine. Development of the decline ramp has continued over this period. The development plan will build on this feasibility study with the intention of establishing a more focused, efficient, mechanised high-grade operation. It is included in the Continental Africa Region reporting segment and was acquired in the AngloGold and Ashanti Goldfields merger in 2004.

The formation of the joint venture (assuming all pre-closing conditions are met) will result in loss of control of the assets and liabilities and accordingly 100% of the assets and liabilities of Obuasi have been transferred to held-for-sale. Immediately prior to classification as held-for-sale, the recoverable amount of Obuasi reflected an impairment reversal of $31m. Refer to note 5. Under the terms of the agreement, Randgold will lead and fund the development plan designed to rebuild the mine as a viable long-life mining business. Randgold will operate the mine.

Management’s assumptions for the recoverable amount of Obuasi include:

•

The gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long term real gold price of $1,200/oz is based on a range of economic and market conditions that are expected to exist over the remaining useful life of the asset.

The life of mine plan as at 30 September takes into account the following:

•	Proved and probable reserves;
•	Value beyond proved and probable (including exploration potential) determined using the gold price assumption referred to above;
•

In determining the recoverable amount, based on value in use, the real pre-tax rate of 9.8% used, which was derived from the Group’s weighted average cost of capital (WACC) and risk factors consistent with the basis in prior years;

•	Cash flows used in the mine plan are based on a life of mine plan;
•	Variable operating cash flows are increased at local Consumer Price Index rates.

The newly formed joint venture will own the entire issued ordinary share capital in AngloGold Ashanti (Ghana) Limited which is the sole legal and beneficial owner of the Mining Leases. Randgold will purchase 50% of the shares and the shareholder loan in the joint venture for a nominal cash consideration. A provision for the restructuring of the ownership of Obuasi has been included in Provisions in the statement of financial position and recognised in Special items in the income statement. Refer to note 5.

Randgold is expected to deliver the new development plan to both parties’ boards by 31 January 2016. Formation of the joint venture is conditional subject to a number of conditions precedent of which the initial conditions must be satisfied by the Approval Date, 19 February 2016. Subject to the transaction completing, Randgold and AngloGold Ashanti will each fund their pro rata share of the agreed costs incurred in implementing the development plan from the Approval Date and certain other agreed costs from the date of the Agreement. Randgold will also assume responsibility for its proportionate share of certain liabilities arising under guarantees given by AngloGold Ashanti in relation to the liabilities of its Ghanaian subsidiaries.

As at
Sep
2015
US Dollar million	Reviewed
The carrying amount of major classes of assets and liabilities include:
Tangible assets	368
Inventories	45
Other	47

Assets held for sale	460

Provisions	232
Trade and other payables	36

Liabilities held for sale	268

Net assets held for sale	192

21

CC&V

Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V gold mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.

At 31 March 2015, the company assumed that it was reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation, was possible and thus accounted for 50% of the assets and liabilities as held for sale. On 8 June 2015, the company announced that it had agreed to sell 100% of CC&V to Newmont Mining Corporation (Newmont) for $820m in cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on 3 August 2015, the transaction closed and proceeds of $819.4m were received, which factored in estimated closing adjustments. The company realised a loss on disposal of $10m (note 9).

As at
3 Aug
2015
US Dollar million	Reviewed
The carrying amount of major classes of assets and liabilities at 3 August 2015 include:
Tangible assets	318
Inventories	677
Other	7

Assets held for sale	1,002

Provisions	116
Trade and other payables	56
Other	13

Liabilities held for sale	185

Net assets held for sale	817

16.	Financial risk management activities

Borrowings

The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at
	Sep	Jun	Dec	Sep
	2015	2015	2014	2014
	Reviewed	Reviewed	Audited	Reviewed
Carrying amount	2,762	3,730	3,721	3,680
Fair value	2,582	3,725	3,606	3,684

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Sep 2015				Jun 2015				Dec 2014				Sep 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities	34	-	-	34	42	-	-	42	47	-	-	47	48	-	-	48
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	503	-	-	503	1,440	-	-	1,440	1,374	-	-	1,374	1,410	-	-	1,410

On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a

22

total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn bond (note 5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.

17.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 September 2015 and 31 December 2014 are detailed below:

Contingencies and guarantees
	Sep 2015	Dec 2014
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Litigation – Ghana (3) (4)	97	97
ODMWA litigation (5)	161	192
Other tax disputes – AngloGold Ashanti Brasil Mineraçăo Ltda (6)	22	32
VAT disputes – Mineraçăo Serra Grande S.A.(7)	10	15
Tax dispute - AngloGold Ashanti Colombia S.A.(8)	128	162
Tax dispute - Cerro Vanguardia S.A.(9)	44	53
Sales tax on gold deliveries – Mineraçăo Serra Grande S.A. (10)	-	-
Mill contractor claims (11)	29	-

Contingent assets
Indemnity – Kinross Gold Corporation (12)	(6)	(9)
Royalty – Tau Lekoa Gold Mine (13)	-	-
Royalty – Navachab (14)	-	-
Royalty – CC&V (15)	-	-
	485	542

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. The Court of Appeal heard the appeal on 14 October 2015, and stated that judgement will be delivered on 3 December 2015.

(4)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency (EPA) to undertake environmental and chemical assessments in the areas around the PTP. However, the plaintiffs subsequently informed the Court that the EPA will not be able to conduct such assessments, and the matter was adjourned to 8 December 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(5)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

23

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. DRDGold, ARM and Village Main Reef also joined the industry working group, but Village Main Reef has since given notice to withdraw from the working group. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification were heard between 12 and 23 October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m (2014: $7m). On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $3m (2014: $4m). On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $84m (2014: $100m). On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $68m (2014: $81m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration is scheduled to commence on 19 April 2016 when the first 31 claims will be addressed. No hearings have been scheduled on the other individual claims.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(6)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $12m (2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $10m (2014: $14m). Management is of the opinion that these taxes are not payable.

(7)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $10m (2014: $15m).

(8)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.

(9)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $12m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives

24

could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $32m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

(10)

Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits was confirmed by the State of Goiás during the third quarter of 2015. The cash settlement was further set off by an indemnity from Kinross of $6m.

(11)

Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the CC&V mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by three contractors, is $29m. Similarly, CC&V will have cost claims against the mill design contractor. On 25 September 2015, AGA filed on behalf of CC&V a demand for arbitration against all contractors. All parties have subsequently entered into a Stay Agreement whereby most legal proceedings are tolled for a period of sixty (60) days. Negotiations with all parties continue.

(12)

Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above, at 30 September 2015, the company has estimated that the maximum contingent asset is $6m (2014: $9m).

(13)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 587,889oz (2014: 507,471oz) produced have been received to date.

(14)

Royalty - As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(15)

Royalty - As a result of the sale of CC&V as announced on 8 June 2015, AngloGold Ashanti will receive a net smelter return paid quarterly in arrears at the rate of 2.5% of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced in the relevant quarter from (i) underground mining operations at CC&V and (ii) open pit mining operations which were not part of AGA’s most recent open pit mining business plan for CC&V where such open pit mining operations extract ore having a grade of at least 0.1166 troy ounces per ton.

18.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Sep 2015 US Dollar million
Recoverable value added tax	6
Appeal deposits	1

19.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

20.	Announcements

AngloGold Ashanti completes sale of CC&V – On 3 August 2015, AngloGold Ashanti announced the closing of its sale of the CC&V mine in the United States to Newmont for US$820 million in cash, subject to customary closing adjustments, plus a net smelter return royalty. The sale was originally announced on 8 June 2015. At the closing, AngloGold Ashanti received US$819.4 million in cash, which factors in estimated closing adjustments.

AngloGold Ashanti Holdings plc offers to repurchase bonds to cut debt, interest – On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), was offering to buy back up to $810,000,000 in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment.

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Partnership to revive Obuasi Gold Mine – On 16 September 2015, Randgold Resources Limited (“Randgold”) and AngloGold Ashanti concluded a conditional investment agreement (the “Agreement”) aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. Under the terms of the Agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with an attractive cost structure and returns.

AngloGold Ashanti announces final results of offer to repurchase bonds – On 25 September 2015, AngloGold Ashanti announced the final results of the offer to buy back up to $810,000,000 in aggregate principal amount of the outstanding 8.5% high-yield bonds that mature in 2020, held by AGAH. An aggregate principal amount of the bonds equal to $779,271,000 was validly tendered and accepted for purchase by AGAH.

AngloGold Ashanti reaches three-year wage deal with majority of SA employees – On 2 October 2015, AngloGold Ashanti reached a three-year wage deal with the majority of its employees in South Africa, providing certainty to operations that accounted for little over a quarter of its total production in the past year. NUM, Solidarity and UASA accepted AngloGold Ashanti’s offer. These unions comprise the majority of the Company’s workforce in South Africa at around 59%, with non-unionised employees increasing that figure to 65%. Under South Africa’s Labour Relations Act, the increase agreed will extended to all employees, regardless of union affiliation.

21.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 17 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America – which was sold effective 3 August 2015 and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the Company as of 30 September 2015, 30 June 2015, 31 December 2014 and 30 September 2014 and for the three months ended 30 September 2015, 30 June 2015 and 30 September 2014 and for the nine months ended 30 September 2015 and 30 September 2014, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

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Condensed consolidating statements of income for the three months ended 30 September 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	259	1	727	-	987
Gold income	251	-	703	(8)	946
Cost of sales	(256)	-	(574)	-	(830)
Loss on non-hedge derivatives and other commodity contracts	-	-	(1)	-	(1)
Gross (loss) profit	(5)	-	128	(8)	115
Corporate administration, marketing and other expenses	(19)	(5)	(4)	15	(13)

Exploration and evaluation costs	(3)	-	(30)	-	(33)

Other operating expenses	(2)	-	(21)	-	(23)
Special items	9	(398)	18	230	(141)
Operating (loss) profit	(20)	(403)	91	237	(95)
Interest received	2	1	3	-	6

Exchange gain	-	-	10	-	10

Finance costs and unwinding of obligations	(5)	(53)	(7)	-	(65)

Fair value adjustment on $1.25bn bonds	-	118	-	-	118

Share of associates and joint ventures’ (loss) profit	(2)	(2)	10	-	6

Equity (loss) gain in subsidiaries	(63)	8	-	55	-
(Loss) profit before taxation	(88)	(331)	107	292	(20)
Taxation	20	-	(74)	-	(54)

(Loss) profit after taxation from continuing operations	(68)	(331)	33	292	(74)
Discontinued operations
Profit from discontinued operations	-	-	4	-	4

(Loss) profit after discontinued operations	(68)	(331)	37	292	(70)
Preferred stock dividends	(4)	-	(4)	8	-

(Loss) profit for the period	(72)	(331)	33	300	(70)

Allocated as follows:
Equity shareholders
- Continuing operations	(72)	(331)	27	300	(76)
- Discontinued operations	-	-	4	-	4
Non-controlling interests
- Continuing operations	-	-	2	-	2

	(72)	(331)	33	300	(70)

Comprehensive (loss) income	(263)	(340)	8	334	(261)
Comprehensive income attributable to non-controlling interests	-	-	(2)	-	(2)

Comprehensive (loss) income attributable to AngloGold Ashanti	(263)	(340)	6	334	(263)

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Condensed consolidating statements of income for the three months ended 30 June 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	298	1	760	-	1,059
Gold income	287	-	739	(12)	1,014
Cost of sales	(257)	-	(573)	-	(830)
Gain on non-hedge derivatives and other commodity contracts	-	-	4	-	4
Gross profit	30	-	170	(12)	188
Corporate administration, marketing and other expenses	(3)	(1)	(4)	(16)	(24)

Exploration and evaluation costs	(4)	-	(27)	-	(31)

Other operating expenses	(2)	-	(20)	-	(22)
Special items	(14)	(2)	34	(19)	(1)
Operating profit (loss)	7	(3)	153	(47)	110
Interest received	1	1	4	-	6

Exchange gain (loss)	-	1	(8)	-	(7)

Finance costs and unwinding of obligations	(5)	(54)	(6)	-	(65)

Fair value adjustment on $1.25bn bonds	-	(35)	-	-	(35)

Share of associates and joint ventures’ profit	-	-	34	-	34

Equity (loss) gain in subsidiaries	(131)	91	-	40	-
(Loss) profit before taxation	(128)	1	177	(7)	43
Taxation	(8)	-	(48)	-	(56)

(Loss) profit after taxation from continuing operations	(136)	1	129	(7)	(13)
Discontinued operations
Loss from discontinued operations	-	-	(125)	-	(125)

(Loss) profit after discontinued operations	(136)	1	4	(7)	(138)
Preferred stock dividends	(6)	-	(6)	12	-

(Loss) profit for the period	(142)	1	(2)	5	(138)

Allocated as follows:
Equity shareholders
- Continuing operations	(142)	1	119	5	(17)
- Discontinued operations	-	-	(125)	-	(125)
Non-controlling interests
- Continuing operations	-	-	4	-	4

	(142)	1	(2)	5	(138)

Comprehensive (loss) income	(142)	5	10	(11)	(138)
Comprehensive income attributable to non-controlling interests	-	-	(4)	-	(4)

Comprehensive (loss) income attributable to AngloGold Ashanti	(142)	5	6	(11)	(142)

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Condensed consolidating statements of income for the three months ended 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	399	1	866	-	1,266
Gold income	384	-	841	-	1,225
Cost of sales	(337)	-	(662)	-	(999)
Gain on non-hedge derivatives and other commodity contracts	-	-	29	-	29
Gross profit	47	-	208	-	255
Corporate administration, marketing and other income (expenses)	43	(9)	(7)	(51)	(24)

Exploration and evaluation costs	(4)	-	(31)	-	(35)

Other operating expenses	(6)	-	(3)	-	(9)
Special items	4	(13)	(47)	2	(54)
Operating profit (loss)	84	(22)	120	(49)	133
Interest received	1	1	4	-	6

Exchange (loss) gain	-	(1)	5	-	4

Finance costs and unwinding of obligations	(5)	(53)	(11)	-	(69)

Fair value adjustment on $1.25bn bonds	-	20	-	-	20

Share of associates and joint ventures’ (loss) profit	-	(2)	19	2	19

Equity (loss) gain in subsidiaries	(38)	54	-	(16)	-
Profit (loss) before taxation	42	(3)	137	(63)	113
Taxation	(1)	-	(81)	-	(82)

Profit (loss) after taxation from continuing operations	41	(3)	56	(63)	31
Discontinued operations
Profit from discontinued operations	-	-	13	-	13

Profit (loss) after discontinued operations	41	(3)	69	(63)	44
Preferred stock dividends	-	-	-	-	-

Profit (loss) for the period	41	(3)	69	(63)	44

Allocated as follows:
Equity shareholders
- Continuing operations	41	(3)	53	(63)	28
- Discontinued operations	-	-	13	-	13
Non-controlling interests
- Continuing operations	-	-	3	-	3

	41	(3)	69	(63)	44

Comprehensive (loss) income	(89)	(25)	23	5	(86)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive (loss) income attributable to AngloGold Ashanti	(89)	(25)	20	5	(89)

29

Condensed consolidating statements of income for the nine months ended 30 September 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	824	2	2,288	-	3,114
Gold income	803	-	2,220	(32)	2,991
Cost of sales	(762)	-	(1,720)	-	(2,482)
Loss on non-hedge derivatives and other commodity contracts	-	-	(3)	-	(3)
Gross profit	41	-	497	(32)	506
Corporate administration, marketing and other expenses	(33)	(14)	(11)	(1)	(59)
Exploration and evaluation costs	(11)	-	(81)	-	(92)

Other operating expenses	(7)	-	(59)	-	(66)
Special items	(7)	(417)	74	213	(137)
Operating (loss) profit	(17)	(431)	420	180	152
Interest received	5	2	13	-	20

Exchange loss	-	(1)	(10)	-	(11)

Finance costs and unwinding of obligations	(16)	(159)	(21)	-	(196)

Fair value adjustment on $1.25bn bonds	-	51	-	-	51

Share of associates and joint ventures’ (loss) profit	(2)	(2)	69	-	65

Equity (loss) gain in subsidiaries	(194)	148	-	46	-
(Loss) profit before taxation	(224)	(392)	471	226	81
Taxation	25	(1)	(192)	-	(168)

(Loss) profit after taxation from continuing operations	(199)	(393)	279	226	(87)
Discontinued operations
Loss from discontinued operations	-	-	(116)	-	(116)

(Loss) profit after discontinued operations	(199)	(393)	163	226	(203)
Preferred stock dividends	(16)	-	(16)	32	-

(Loss) profit for the period	(215)	(393)	147	258	(203)

Allocated as follows:
Equity shareholders
- Continuing operations	(215)	(393)	251	258	(99)
- Discontinued operations	-	-	(116)	-	(116)
Non-controlling interests
- Continuing operations	-	-	12	-	12

	(215)	(393)	147	258	(203)

Comprehensive (loss) income	(495)	(443)	100	355	(483)
Comprehensive income attributable to non-controlling interests	-	-	(12)	-	(12)

Comprehensive (loss) income attributable to AngloGold Ashanti	(495)	(443)	88	355	(495)

30

Condensed consolidating statements of income for the nine months ended 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries	Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,137	2	2,715	(1)	3,853
Gold income	1,099	-	2,643	(2)	3,740
Cost of sales	(936)	-	(2,038)	-	(2,974)
Gain on non-hedge derivatives and other commodity contracts	-	-	8	-	8
Gross profit	163	-	613	(2)	774
Corporate administration, marketing and other income (expenses)	19	46	(56)	(77)	(68)
Exploration and evaluation costs	(14)	-	(84)	-	(98)

Other operating expenses	(11)	-	(10)	-	(21)
Special items	106	(61)	(141)	18	(78)
Operating profit (loss)	263	(15)	322	(61)	509
Dividends received	1	-	-	(1)	-
Interest received	2	2	13	-	17

Exchange gain (loss)	14	-	(25)	-	(11)

Finance costs and unwinding of obligations	(14)	(159)	(36)	-	(209)

Fair value adjustment on $1.25bn bonds	-	(80)	-	-	(80)

Share of associates and joint ventures’ (loss) profit	(10)	(2)	23	(58)	(47)
Equity (loss) gain in subsidiaries	(234)	114	-	120	-
Profit (loss) before taxation	22	(140)	297	-	179
Taxation	(21)	(4)	(172)	-	(197)

Profit (loss) after taxation from continuing operations	1	(144)	125	-	(18)
Discontinued operations
Profit from discontinued operations	-	-	34	-	34

Profit (loss) after after discontinued operations	1	(144)	159	-	16
Preferred stock dividends	(1)	-	(1)	2	-

(Loss) profit for the period	-	(144)	158	2	16

Allocated as follows:
Equity shareholders
- Continuing operations	-	(144)	108	2	(34)
- Discontinued operations	-	-	34	-	34
Non-controlling interests
- Continuing operations	-	-	16	-	16

	-	(144)	158	2	16

Comprehensive (loss) income	(127)	(148)	134	30	(111)
Comprehensive income attributable to non-controlling interests	-	-	(16)	-	(16)

Comprehensive (loss) income attributable to AngloGold Ashanti	(127)	(148)	118	30	(127)

31

Condensed consolidating statement of financial position as at 30 September 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,127	-	2,709	-	3,836

Intangible assets	13	-	154	(2)	165

Investments in associates and joint ventures	1,971	3,669	1,342	(5,523)	1,459

Other investments	1	4	100	(2)	103

Inventories	-	-	94	-	94

Trade and other receivables	-	-	14	-	14

Cash restricted for use	-	-	15	-	15

Other non-current assets	23	-	-	-	23

	3,135	3,673	4,428	(5,527)	5,709

Current Assets

Other investments	-	2	-	-	2
Inventories, trade and other receivables, intergroup balancesand other current assets	439	941	1,123	(1,658)	845
Cash restricted for use	1	2	15	-	18

Cash and cash equivalents	33	158	201	-	392

	473	1,103	1,339	(1,658)	1,257

Non-current assets held for sale	-	-	460	-	460

	473	1,103	1,799	(1,658)	1,717

Total assets	3,608	4,776	6,227	(7,185)	7,426

EQUITY AND LIABILITIES

Share capital and premium	7,063	6,108	824	(6,932)	7,063

(Accumulated losses) retained earnings and other reserves	(4,688)	(3,901)	948	2,953	(4,688)

Shareholders’ equity	2,375	2,207	1,772	(3,979)	2,375

Non-controlling interests	-	-	35	-	35

Total equity	2,375	2,207	1,807	(3,979)	2,410

Non-current liabilities	550	2,440	1,043	-	4,033

Current liabilities including intergroup balances	683	129	3,109	(3,206)	715

Non-current liabilities held for sale	-	-	268	-	268

Total liabilities	1,233	2,569	4,420	(3,206)	5,016

Total equity and liabilities	3,608	4,776	6,227	(7,185)	7,426

32

Condensed consolidating statement of financial position as at 30 June 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,267	-	3,186	-	4,453

Intangible assets	19	-	171	(2)	188

Investments in associates and joint ventures	2,169	3,708	1,341	(5,754)	1,464

Other investments	2	4	116	(2)	120

Inventories	-	-	103	-	103

Trade and other receivables	-	-	19	-	19

Deferred taxation	-	-	5	-	5

Cash restricted for use	-	-	35	-	35

Other non-current assets	30	-	-	-	30

	3,487	3,712	4,976	(5,758)	6,417

Current Assets

Other investments	-	2	-	-	2
Inventories, trade and other receivables, intergroup balancesand other current assets	485	2,042	993	(2,592)	928

Cash restricted for use	1	4	17	-	22
Cash and cash equivalents	36	241	182	-	459

	522	2,289	1,192	(2,592)	1,411

Non-current assets held for sale	-	-	989	-	989

	522	2,289	2,181	(2,592)	2,400

Total assets	4,009	6,001	7,157	(8,350)	8,817

EQUITY AND LIABILITIES

Share capital and premium	7,058	6,108	824	(6,932)	7,058

(Accumulated losses) retained earnings and other reserves	(4,430)	(3,571)	1,041	2,530	(4,430)

Shareholders’ equity	2,628	2,537	1,865	(4,402)	2,628

Non-controlling interests	-	-	33	-	33

Total equity	2,628	2,537	1,898	(4,402)	2,661

Non-current liabilities	633	3,336	1,315	-	5,284

Current liabilities including intergroup balances	748	128	3,745	(3,948)	673

Non-current liabilities held for sale	-	-	199	-	199

Total liabilities	1,381	3,464	5,259	(3,948)	6,156

Total equity and liabilities	4,009	6,001	7,157	(8,350)	8,817

33

Condensed consolidating statement of financial position as at 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,315	-	3,548	-	4,863

Intangible assets	31	-	197	(3)	225

Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427

Other investments	2	4	122	(2)	126

Inventories	-	-	636	-	636

Trade and other receivables	-	-	20	-	20

Deferred taxation	-	-	127	-	127

Cash restricted for use	-	-	36	-	36

Other non-current assets	25	-	-	-	25

	3,745	3,714	5,983	(5,957)	7,485

Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	52	260	156	-	468

	579	2,189	1,604	(2,723)	1,649

Non-current assets held for sale	-	-	-	-	-

	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES

Share capital and premium	7,041	6,108	824	(6,932)	7,041

(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)

Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845

Non-controlling interests	-	-	26	-	26

Total equity	2,846	2,572	2,011	(4,558)	2,871

Non-current liabilities	568	3,167	1,544	-	5,279
Bank overdraft	-	-	-	-	-
Current liabilities including intergroup balances	910	164	4,032	(4,122)	984
Non-current liabilities held for sale	-	-	-	-	-

Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

34

Condensed consolidating statement of financial position as at 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,338	-	3,501	-	4,839

Intangible assets	35	-	215	(3)	247

Investments in associates and joint ventures	2,470	3,861	1,261	(6,219)	1,373

Other investments	3	4	125	(5)	127

Inventories	-	-	606	-	606

Trade and other receivables	-	7	23	-	30

Deferred taxation	-	-	160	-	160

Cash restricted for use	-	-	38	-	38

Other non-current assets	47	-	-	-	47

	3,893	3,872	5,929	(6,227)	7,467

Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	515	2,683	1,568	(3,495)	1,271
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	87	264	206	-	557

	603	2,947	1,788	(3,495)	1,843

Non-current assets held for sale	-	-	-	-	-

	603	2,947	1,788	(3,495)	1,843

Total assets	4,496	6,819	7,717	(9,722)	9,310

EQUITY AND LIABILITIES

Share capital and premium	7,036	6,095	805	(6,900)	7,036

(Accumulated losses) retained earnings and other reserves	(4,051)	(2,579)	1,333	1,246	(4,051)

Shareholders’ equity	2,985	3,516	2,138	(5,654)	2,985

Non-controlling interests	-	-	25	-	25

Total equity	2,985	3,516	2,163	(5,654)	3,010

Non-current liabilities	609	3,144	1,545	(3)	5,295
Bank overdraft	-	-	13	-	13
Current liabilities including intergroup balances	902	159	3,996	(4,065)	992
Non-current liabilities held for sale	-	-	-	-	-

Total liabilities	1,511	3,303	5,554	(4,068)	6,300

Total equity and liabilities	4,496	6,819	7,717	(9,722)	9,310

35

Condensed consolidating statements of cash flows for the three months ended 30 September 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash (used) by generated from operations	(27)	(331)	256	363	261
Net movement in intergroup receivables and payables	50	1,123	(856)	(317)	-
Dividends received from joint ventures	-	10	-	-	10
Taxation paid	-	-	(43)	-	(43)

Net cash inflow (outflow) from operating activities from continuing operations	23	802	(643)	46	228
Net cash inflow from operating activities from discontinued operations	-	-	15	-	15

Net cash inflow (outflow) from operating activities	23	802	(628)	46	243

Cash flows from investing activities
Capital expenditure	(53)	-	(114)	-	(167)
Expenditure on intangible assets	-	-	(1)	-	(1)
Proceeds from disposal of tangible assets	-	-	1	-	1
Other investments acquired	-	-	(16)	-	(16)
Proceeds from disposal of other investments	-	-	16	-	16
Investments in associates and joint ventures	-	-	(2)	-	(2)
Proceeds from disposal of associates and joint ventures	1	-	1	-	2
Net loans advanced to associates and joint ventures	-	(1)	-	-	(1)
Net proceeds from disposal of investment	-	-	812	-	812
Cash in subsidiary disposed and transfers to held for sale	-	-	(8)	-	(8)
Decrease (increase) in cash restricted for use	-	2	(1)	-	1
Interest received	2	1	3	-	6

Net cash (outflow) inflow from investing activities from continuing operations	(50)	2	691	-	643
Net cash outflow from investing activities from discontinued operations	-	-	(10)	-	(10)

Net cash (outflow) inflow from investing activities	(50)	2	681	-	633

Cash flows from financing activities
Proceeds from borrowings	31	200	-	-	231
Repayment of borrowings	-	(979)	(30)	-	(1,009)
Finance costs paid	(3)	(88)	(4)	-	(95)
Bond settlement premium, RCF and bond transaction costs	-	(59)	-	-	(59)
Intergroup dividends received (paid)	-	39	(39)	-	-

Net cash inflow (outflow) from financing activities from continuing operations	28	(887)	(73)	-	(932)
Net cash inflow from financing activities from discontinued operations	-	-	-	-	-

Net cash inflow (outflow) from financing activities	28	(887)	(73)	-	(932)

Net increase (decrease) in cash and cash equivalents	1	(83)	(20)	46	(56)
Translation	(4)	-	39	(46)	(11)
Cash and cash equivalents at beginning of period	36	241	182	-	459

Cash and cash equivalents at end of period	33	158	201	-	392

36

Condensed consolidating statements of cash flows for the three months ended 30 June 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	67	(6)	294	19	374
Net movement in intergroup receivables and payables	(13)	(24)	43	(6)	-
Dividends received from joint ventures	-	24	-	-	24
Taxation paid	-	(1)	(64)	-	(65)

Net cash inflow (outflow) from operating activities from continuing operations	54	(7)	273	13	333
Net cash outflow from operating activities from discontinued operations	-	-	(10)	-	(10)

Net cash inflow (outflow) from operating activities	54	(7)	263	13	323

Cash flows from investing activities
Capital expenditure	(48)	-	(124)	-	(172)
Proceeds from disposal of tangible assets	-	-	3	-	3
Other investments acquired	-	-	(23)	-	(23)
Proceeds from disposal of other investments	1	-	19	-	20
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(1)	-	-	(1)
Decrease (increase) in cash restricted for use	-	1	(2)	-	(1)
Interest received	1	1	4	-	6

Net cash (outflow) inflow from investing activities from continuing operations	(46)	1	(126)	-	(171)
Net cash outflow from investing activities from discontinued operations	-	-	(22)	-	(22)

Net cash (outflow) inflow from investing activities	(46)	1	(148)	-	(193)

Cash flows from financing activities
Proceeds from borrowings	29	100	-	-	129
Repayment of borrowings	(44)	(45)	(35)	-	(124)
Finance costs paid	(4)	(30)	(3)	-	(37)
Dividends paid	-	-	(2)	-	(2)
Intergroup dividends received (paid)	-	66	(66)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(19)	91	(106)	-	(34)
Net cash outflow from financing activities from discontinued operations	-	-	-	-	-

Net cash (outflow) inflow from financing activities	(19)	91	(106)	-	(34)

Net (decrease) increase in cash and cash equivalents	(11)	85	9	13	96
Translation	-	-	14	(13)	1
Cash and cash equivalents at beginning of period	47	156	159	-	362

Cash and cash equivalents at end of period	36	241	182	-	459

37

Condensed consolidating statements of cash flows for the three months ended 30 September 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	76	2	248	23	349
Net movement in intergroup receivables and payables	23	(70)	39	8	-
Taxation paid	(4)	-	(38)	-	(42)

Net cash inflow (outflow) from operating activities from continuing operations	95	(68)	249	31	307
Net cash inflow from operating activities from discontinued operations	-	-	13	-	13

Net cash inflow (outflow) from operating activities	95	(68)	262	31	320

Cash flows from investing activities
Capital expenditure	(59)	-	(126)	-	(185)
Proceeds from disposal of tangible assets	-	-	4	-	4
Other investments acquired	-	-	(14)	-	(14)
Proceeds from disposal of other investments	-	-	15	-	15
Investments in associates and joint ventures	-	(7)	(3)	-	(10)
Net loans repaid by associates and joint ventures	-	4	-	-	4
Acquisition of subsidiary and loan	(102)	-	-	102	-
Increase in cash restricted for use	-	-	(1)	-	(1)
Interest received	1	-	3	-	4

Net cash outflow from investing activities from continuing operations	(160)	(3)	(122)	102	(183)
Net cash outflow from investing activities from discontinued operations	-	-	(37)	-	(37)

Net cash outflow from investing activities	(160)	(3)	(159)	102	(220)

Cash flows from financing activities
Proceeds from issue of share capital	-	101	-	(101)	-
Proceeds from borrowings	1	-	337	-	338
Repayment of borrowings	(28)	-	(357)	-	(385)
Finance costs paid	(3)	(74)	(6)	-	(83)
Bond settlement premium, RCF and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(6)	-	(6)
Intergroup dividends received (paid)	-	105	(105)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(30)	123	(137)	(101)	(145)
Net cash outflow inflow from financing activities from discontinued operations	-	-	(1)	-	(1)

Net cash (outflow) inflow from financing activities	(30)	123	(138)	(101)	(146)

Net (decrease) increase in cash and cash equivalents	(95)	52	(35)	32	(46)
Translation	(6)	-	28	(32)	(10)
Cash and cash equivalents at beginning of period	188	212	200	-	600

Cash and cash equivalents at end of period(1)	87	264	193	-	544

(1)Cash and cash equivalents are net of a bank overdraft of $13 million.

38

Condensed consolidating statements of cash flows for the nine months ended 30 September 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	33	(336)	780	398	875
Net movement in intergroup receivables and payables	87	997	(769)	(315)	-
Dividends received from joint ventures	-	39	-	-	39
Taxation paid	(5)	(1)	(147)	-	(153)

Net cash inflow (outflow) from operating activities from continuing operations	115	699	(136)	83	761
Net cash outflow from operating activities from discontinued operations	-	-	(5)	-	(5)

Net cash inflow (outflow) from operating activities	115	699	(141)	83	756

Cash flows from investing activities
Capital expenditure	(143)	-	(338)	-	(481)
Expenditure on intangible assets	(1)	-	(1)	-	(2)
Proceeds from disposal of tangible assets	-	-	6	-	6
Other investments acquired	-	-	(71)	-	(71)
Proceeds from disposal of other investments	1	-	63	-	64
Investments in associates and joint ventures	-	-	(9)	-	(9)
Proceeds from disposal of associates and joint ventures	1	-	1	-	2
Net loans (advanced) to repaid by associates and joint ventures	-	(4)	1	-	(3)
Net proceeds from disposal of investment	-	-	812	-	812
Cash in subsidiary disposed and transfers to held for sale	-	-	(10)	-	(10)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(2)	(5)	-	(7)
Interest received	5	3	11	-	19

Net cash (outflow) inflow from investing activities from continuing operations	(137)	(4)	461	-	320
Net cash outflow from investing activities from discontinued operations	-	-	(59)	-	(59)

Net cash (outflow) inflow from investing activities	(137)	(4)	402	-	261

Cash flows from financing activities
Proceeds from borrowings	120	300	-	-	420
Repayment of borrowings	(100)	(1,024)	(96)	-	(1,220)
Finance costs paid	(11)	(193)	(10)	-	(214)
Bond settlement premium, RCF and bond transaction costs	-	(59)	-	-	(59)
Dividends paid	-	-	(3)	-	(3)
Intergroup dividends received (paid)	-	179	(179)	-	-

Net cash inflow (outflow) from financing activities from continuing operations	9	(797)	(288)	-	(1,076)
Net cash outflow from financing activities from discontinued operations	-	-	(2)	-	(2)

Net cash inflow (outflow) from financing activities	9	(797)	(290)	-	(1,078)

Net decrease in cash and cash equivalents	(13)	(102)	(29)	83	(61)
Translation	(6)	-	74	(83)	(15)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	33	158	201	-	392

39

Condensed consolidating statements of cash flows for the nine months ended 30 September 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	274	41	749	30	1,094
Net movement in intergroup receivables and payables	10	(314)	300	4	-
Taxation refund	-	-	38	-	38
Taxation paid	(5)	(1)	(140)	-	(146)

Net cash inflow (outflow) from operating activities from continuing operations	279	(274)	947	34	986
Net cash inflow from operating activities from discontinued operations	-	-	21	-	21

Net cash inflow (outflow) from operating activities	279	(274)	968	34	1,007

Cash flows from investing activities
Capital expenditure	(156)	-	(425)	-	(581)
Expenditure on intangible assets	(3)	-	-	-	(3)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(62)	-	(62)
Proceeds from disposal of other investments	-	-	59	-	59
Investments in associates and joint ventures	-	(51)	(12)	1	(62)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	(102)	(2)	2	102	-
Decrease in cash restricted for use	-	-	22	-	22
Interest received	2	2	12	-	16

Net cash outflow from investing activities from continuing operations	(153)	(53)	(371)	102	(475)
Net cash outflow from investing activities from discontinued operations	-	-	(119)	-	(119)

Net cash outflow from investing activities	(153)	(53)	(490)	102	(594)

Cash flows from financing activities
Proceeds from issue of share capital	-	101	-	(101)	-
Proceeds from borrowings	75	-	353	-	428
Repayment of borrowings	(137)	-	(547)	-	(684)
Finance costs paid	(11)	(175)	(21)	-	(207)
Bond settlement premium, RCF and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(9)	-	(9)
Intergroup dividends received (paid)	-	265	(265)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(73)	182	(489)	(101)	(481)
Net cash outflow from financing activities from discontinued operations	-	-	(4)	-	(4)

Net cash (outflow) inflow from financing activities	(73)	182	(493)	(101)	(485)

Net increase (decrease) in cash and cash equivalents	53	(145)	(15)	35	(72)
Translation	(5)	-	28	(35)	(12)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period(1)	87	264	193	-	544

(1)Cash and cash equivalents are net of a bank overdraft of $13 million.

By order of the Board

SM PITYANA	S VENKATAKRISHNAN	KC RAMON
Chairman	Chief Executive Officer	Chief Financial Officer

5 November 2015

40

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for a comparison against other mines, both within the AngloGold Ashanti group.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received - continuing operations

		Quarter ended			Nine months ended
		Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	946	1,014	1,225	2,991	3,740
	Adjusted for non-controlling interests	(13)	(17)	(15)	(47)	(57)

		933	997	1,210	2,944	3,683
	Realised gain on other commodity contracts	4	4	6	13	15
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	107	128	123	371	327

	Attributable gold income including realised non-hedge derivatives	1,044	1,129	1,339	3,329	4,025

	Attributable gold sold - oz (000)	929	947	1,045	2,826	3,129
	Price received per unit - $/oz	1,123	1,192	1,281	1,178	1,286

Rounding of figures may result in computational discrepancies.

41

B	All-in sustaining costs and All-in costs[1] - continuing operations

		Quarter ended			Nine months ended
		Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	830	830	999	2,482	2,974
	Amortisation of tangible and intangible assets (note 3)	(193)	(199)	(190)	(563)	(562)
	Adjusted for decommissioning amortisation	3	3	4	9	8
	Corporate administration and marketing related to current operations	13	24	22	58	66
	Associates and joint ventures’ share of costs	65	64	77	202	218
	Inventory writedown to net realisable value and other stockpile adjustments	2	-	1	8	1
	Sustaining exploration and study costs	16	15	13	44	30
	Total sustaining capex	157	162	171	450	539

	All-in sustaining costs	892	899	1,097	2,690	3,274
	Adjusted for non-controlling interests and non -gold producing companies	(12)	(18)	(14)	(47)	(52)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	880	881	1,083	2,642	3,222
	Adjusted for stockpile write-offs	(10)	(3)	(3)	(18)	(12)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	871	879	1,080	2,624	3,210

	All-in sustaining costs	892	899	1,097	2,690	3,274
	Non-sustaining project capital expenditure	40	47	53	125	188
	Technology improvements	3	4	3	11	12
	Non-sustaining exploration and study costs	16	12	23	43	66
	Care and maintenance	17	17	-	51	-
	Corporate and social responsibility costs not related to current operations	4	6	5	12	18

	All-in costs	972	985	1,181	2,933	3,558
	Adjusted for non-controlling interests and non -gold producing companies	(11)	(16)	(11)	(42)	(44)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	961	969	1,170	2,891	3,514
	Adjusted for stockpile write-offs	(10)	(3)	(3)	(18)	(12)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	951	966	1,167	2,873	3,502

	Gold sold - oz (000)	929	947	1,045	2,826	3,129
	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	937	928	1,034	928	1,026
	All-in cost per unit (excluding stockpile write-offs) - $/oz	1,024	1,021	1,117	1,016	1,119
	1 Refer to note F Summary of Operations by Mine

C	Total costs [2] - continuing operations
	Total cash costs (note 3)	640	628	811	1,887	2,349
	Adjusted for non-controlling interests, non-gold producing companies and other	(7)	(12)	(10)	(31)	(35)
	Associates and joint ventures’ share of total cash costs	66	64	76	203	213

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	699	680	877	2,058	2,527
	Retrenchment costs (note 3)	3	3	5	9	14
	Rehabilitation and other non-cash costs (note 3)	11	4	6	21	35
	Amortisation of tangible assets (note 3)	183	186	181	533	536
	Amortisation of intangible assets (note 3)	10	13	9	30	26
	Adjusted for non-controlling interests and non-gold producing companies	(2)	(3)	(3)	(7)	(8)
	Equity-accounted associates and joint ventures’ share of production costs	28	23	29	77	80

	Total production costs adjusted for non-controlling interests and non-gold producing companies	932	906	1,105	2,723	3,210

	Gold produced - oz (000)	951	946	1,070	2,823	3,121
	Total cash cost per unit - $/oz	735	718	820	729	810
	Total production cost per unit - $/oz	980	957	1,033	964	1,029

	[2] Refer to note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

42

D	Adjusted EBITDA (1) - continuing operations

		Quarter ended			Nine months ended
		Sep 2015	Jun 2015	Sep 2014	Sep 2015	Sep 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	(Loss) profit on ordinary activities before taxation	(20)	43	113	81	179
	Add back :
	Finance costs and unwinding of obligations	65	65	69	196	209
	Interest received	(6)	(6)	(6)	(20)	(17)
	Amortisation of tangible and intangible assets (note 3)	193	199	190	563	562

	Adjustments :
	Exchange (gain) loss	(10)	7	(4)	11	11
	Fair value adjustment on $1.25bn bonds	(118)	35	(20)	(51)	80
	Impairment of other investments (note 5)	4	5	—	9	1
	Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (note 5)	(31)	—	1	(31)	1
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	2	—	1	8	1
	Retrenchments and restructuring costs mainly at Obuasi	116	19	39	159	78
	Net loss (profit) on disposal and derecognition of assets (note 5)	2	—	(2)	1	(25)
	Loss on sale of Navachab (note 5)	—	—	—	—	2
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	1	(4)	(29)	3	(8)
	Repurchase premium on part settlement of $1.25bn bonds (note 5)	62	—	—	62	—
	Associates and joint ventures’ exceptional expense	5	—	—	5	6
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other	26	29	31	87	133

	Adjusted EBITDA	291	391	383	1,084	1,213

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt

	Borrowings - long-term portion		2,691	3,651	3,498	3,521
	Borrowings - short-term portion		71	79	223	159
	Bank overdraft		—	—	—	13

	Total borrowings		2,762	3,730	3,721	3,693
	Corporate office lease		(16)	(20)	(22)	(22)
	Unamortised portion of the convertible and rated bonds		22	23	28	29
	Fair value adjustment on $1.25bn bonds		(24)	(141)	(75)	(138)
	Cash restricted for use		(33)	(57)	(51)	(53)
	Cash and cash equivalents		(392)	(459)	(468)	(557)

	Net debt		2,319	3,076	3,133	2,952

Rounding of figures may result in computational discrepancies.

43

F Summary of Operations by Mine

For the three months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	37	68	106	65	58	124	50	2	280	(2)
Amortisation of tangible and intangible assets	(6)	(11)	(17)	(13)	(10)	(23)	(4)	-	(44)	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	13
Total sustaining capital expenditure	5	12	17	16	8	24	4	3	48	1
All-in sustaining costs	36	69	106	68	56	125	50	5	284	11
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	36	69	106	68	56	125	50	5	284	14
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	36	69	106	68	56	125	50	5	284	14
All-in sustaining costs	36	69	106	68	56	125	50	5	284	11
Non-sustaining Project capex	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	4
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	2

All-in costs	36	69	106	75	56	132	50	9	295	17
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	4
All-in costs adjusted for non-controlling interests and non-gold producing companies	36	69	106	75	56	132	50	9	295	21
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	36	69	106	75	56	132	50	9	295	21

Gold sold - oz (000)(3)	26	64	90	53	52	105	46	4	245	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,378	1,083	1,170	1,285	1,102	1,195	1,083	-	1,176	-
All-in cost per unit (excluding stockpile write-offs)-$/oz(4)	1,378	1,090	1,174	1,422	1,102	1,265	1,083	-	1,222	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

44

For the three months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	32	58	90	52	50	102	47	(1)	238	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	32	58	90	52	50	102	47	(1)	238	-
Retrenchment costs	-	-	1	-	-	-	-	1	1	-
Rehabilitation and other non-cash costs	-	1	1	1	1	1	1	(1)	3	-
Amortisation of tangible assets	5	10	15	12	8	21	4	1	40	1
Amortisation of intangible assets	1	1	2	1	1	2	-	-	4	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	38	70	109	66	60	126	52	-	286	3

Gold produced - oz (000) (3)	28	66	93	54	54	108	48	4	253	-

Total cash costs per unit - $/oz(4)	1,168	876	962	958	930	944	984	-	959	-
Total production costs per unit - $/oz(4)	1,398	1,065	1,163	1,221	1,123	1,172	1,084	-	1,152	-

45

For the three months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	55	24	62	-	-	91	1	233
Amortisation of tangible and intangible assets	-	(8)	(6)	(6)	-	-	(36)	(1)	(57)
Adjusted for decommissioning amortisation	-	-	1	-	-	-	1	-	2
Associates and equity accounted joint ventures’ share of costs(2)	47	-	-	-	7	11	-	-	65
Sustaining exploration and study costs	-	-	3	1	-	-	3	-	7
Total sustaining capital expenditure	2	2	1	5	1	-	32	1	44
All-in sustaining costs	49	49	23	62	8	11	91	1	294
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	-	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	49	49	23	53	8	11	91	1	285
Adjusted for stockpile write-offs	-	(7)	-	-	-	-	-	-	(7)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	49	42	23	53	8	11	91	1	278

All-in sustaining costs	49	49	23	62	8	11	91	1	294
Non-sustaining Project capex	26	-	5	-	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	1
Care and maintenance costs	-	-	17	-	-	-	-	-	17
All-in costs	75	49	45	63	8	11	91	1	343
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(10)	-	-	-	-	(10)
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	49	45	53	8	11	91	1	333
Adjusted for stockpile write-offs	-	(7)	-	-	-	-	-	-	(7)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	42	45	53	8	11	91	1	326

Gold sold - oz (000)(3)	73	46	16	54	7	15	122	-	334
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	677	928	1,418	990	1,057	734	741	-	832
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,037	928	2,778	1,004	1,057	755	741	-	979

46

For the three months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	50	12	52	-	-	67	1	182
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(8)	-	-	-	-	(8)
Associates and equity accounted joint ventures’ share of total cash costs(2)	47	-	-	-	7	12	-	-	66
Total cash costs adjusted for non-controlling interests and non-gold producing companies	47	50	12	44	7	12	67	1	240
Rehabilitation and other non-cash costs	-	-	2	2	-	-	1	-	5
Amortisation of tangible assets	-	8	6	6	-	-	36	-	56
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	24	-	-	-	1	3	-	-	28
Total production costs adjusted for non-controlling interests and non-gold producing companies	71	58	20	51	8	15	104	2	329

Gold produced - oz (000) (3)	72	49	13	52	7	17	138	-	349

Total cash costs per unit - $/oz(4)	658	1,034	922	854	938	679	483	-	687
Total production costs per unit - $/oz(4)	993	1,197	1,570	985	1,029	859	752	-	942

47

For the three months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	55	61	5	121	70	96	32	-	198
Amortisation of tangible and intangible assets	(6)	(20)	(1)	(27)	(17)	(35)	(12)	-	(64)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	2	-	2
Sustaining exploration and study costs	1	3	-	4	2	-	1	2	5
Total sustaining capital expenditure	7	11	-	18	16	24	7	(1)	46
All-in sustaining costs	57	56	4	117	71	85	30	1	187
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(5)	-	-	(1)	(6)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	57	56	4	117	66	85	30	-	181
Adjusted for stockpile write-offs	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	57	56	4	117	66	85	28	-	179

All-in sustaining costs	57	56	4	117	71	85	30	1	187
Non-sustaining Project capex	-	-	-	-	-	-	-	1	1
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	9	9
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	2	-	-	2
All-in costs	57	56	6	119	71	87	30	11	199
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(5)	-	-	-	(5)
All-in costs adjusted for non-controlling interests and non-gold producing companies	57	56	6	119	66	87	30	11	194
Adjusted for stockpile write-offs	-	-	-	-	-	-	(2)	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	57	56	6	119	66	87	28	11	192

Gold sold - oz (000)(3)	50	83	-	133	74	123	25	-	221

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,136	674	-	878	896	694	1,097	-	810
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,136	674	-	896	897	712	1,106	-	882

48

For the three months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	51	42	3	96	49	59	20	1	129
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(4)	-	-	-	(4)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	51	42	3	96	45	59	20	1	125
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	-	-	-	4	1	(1)	(1)	3
Amortisation of tangible assets	6	20	1	27	17	32	11	(1)	59
Amortisation of intangible assets	-	-	-	-	-	3	1	-	4
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	-	-	-	(2)
Total production costs adjusted for non-controlling interests and non-gold producing companies	57	62	4	123	64	95	31	-	190

Gold produced - oz (000) (3)	51	83	-	134	71	123	25	-	219

Total cash costs per unit - $/oz(4)	996	500	-	718	630	483	804	-	570
Total production costs per unit - $/oz(4)	1,119	739	-	921	900	778	1,247	-	875

49

For the three months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	39	67	106	67	60	127	51	-	284	(1)
Amortisation of tangible and intangible assets	(7)	(12)	(19)	(14)	(10)	(24)	(4)	-	(47)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	24
Total sustaining capital expenditure	5	11	16	17	7	24	4	1	45	1
All-in sustaining costs	37	66	103	70	57	127	51	1	282	22
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	66	103	70	57	127	51	1	282	23
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	66	103	70	57	127	51	1	282	23

All-in sustaining costs	37	66	103	70	57	127	51	1	282	22
Non-sustaining Project capex	-	-	-	6	-	6	-	1	7	-
Technology improvements	-	-	-	-	-	-	-	4	4	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	3
All-in costs	37	66	103	76	57	133	51	6	293	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in costs adjusted for non-controlling interests and non-gold producing companies	37	66	103	76	57	133	51	6	293	26
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	66	103	76	57	133	51	6	293	26

Gold sold - oz (000)(3)	33	65	97	59	55	114	46	4	261	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,142	1,024	1,064	1,188	1,018	1,106	1,121	-	1,098	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,142	1,031	1,069	1,296	1,018	1,162	1,121	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.

50

For the three months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	31	52	83	51	47	97	46	(1)	226	(3)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	31	52	83	51	47	97	46	(1)	226	(2)
Retrenchment costs	-	1	1	-	-	1	-	1	2	-
Rehabilitation and other non-cash costs	1	3	4	2	2	4	2	-	10	(1)
Amortisation of tangible assets	6	11	17	13	9	22	4	-	43	1
Amortisation of intangible assets	1	1	2	1	1	2	-	-	4	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	39	68	107	67	59	126	52	-	285	(1)

Gold produced - oz (000) (3)	33	64	97	59	55	114	46	4	261	-

Total cash costs per unit - $/oz(4)	938	811	854	862	848	856	988	-	879	-
Total production costs per unit - $/oz(4)	1,179	1,043	1,089	1,142	1,086	1,115	1,120	-	1,106	-

51

For the three months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	55	16	75	-	-	99	1	246
Amortisation of tangible and intangible assets	-	(7)	(5)	(7)	-	-	(43)	(1)	(63)
Adjusted for decommissioning amortisation	-	-	1	1	-	-	1	(1)	2
Associates and equity accounted joint ventures’ share of costs(2)	42	-	-	-	9	12	-	1	64
Sustaining exploration and study costs	-	-	5	3	-	-	1	-	9
Total sustaining capital expenditure	3	3	1	6	3	1	28	-	45
All-in sustaining costs	45	51	18	78	12	13	86	-	303
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(12)	-	-	-	-	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	45	51	18	66	12	13	86	-	291
Adjusted for stockpile write-offs	-	(3)	-	-	-	-	-	-	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	45	48	18	66	12	13	86	-	288

All-in sustaining costs	45	51	18	78	12	13	86	-	303
Non-sustaining Project capex	30	-	5	-	-	-	-	(1)	34
Care and maintenance costs	-	-	17	-	-	-	-	-	17
All-in costs	75	51	40	78	12	13	86	(1)	354
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(12)	-	-	-	-	(12)
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	51	40	66	12	13	86	(1)	342
Adjusted for stockpile write-offs	-	(3)	-	-	-	-	-	-	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	48	40	66	12	13	86	(1)	339

Gold sold - oz (000)(3)	75	47	11	71	15	17	134	-	370

All-in sustaining cost (excluding stockpile write- offs) per unit - $/oz(4)	601	1,015	1,684	931	823	765	642	-	778
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,001	1,015	3,737	931	823	755	642	-	918

52

For the three months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	49	15	63	-	-	53	-	180
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	41	-	-	-	9	14	-	-	64
Total cash costs adjusted for non-controlling interests and non-gold producing companies	41	49	15	53	9	14	53	-	234
Rehabilitation and other non-cash costs	-	(1)	1	1	-	-	1	1	3
Amortisation of tangible assets	-	7	5	7	-	-	43	1	63
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	2	2	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	60	55	21	60	11	16	97	3	323

Gold produced - oz (000) (3)	75	48	14	68	14	17	132	-	368

Total cash costs per unit - $/oz(4)	547	1,029	1,068	791	618	801	405	-	638
Total production costs per unit - $/oz(4)	798	1,168	1,489	896	765	931	743	-	876

53

For the three months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	62	71	4	137	55	75	35	-	164
Amortisation of tangible and intangible assets	(7)	(23)	-	(30)	(14)	(29)	(13)	-	(56)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Sustaining exploration and study costs	-	2	1	3	1	-	-	-	3
Total sustaining capital expenditure	10	12	-	22	19	22	9	-	49
All-in sustaining costs	65	63	5	133	61	68	31	-	160
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(5)	-	-	(2)	(7)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	65	63	5	133	56	68	31	(2)	153
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	65	63	5	133	56	68	31	(2)	153

All-in sustaining costs	65	63	5	133	61	68	31	-	160
Non-sustaining Project capex	-	-	-	-	-	-	-	-	6
Non-sustaining exploration and study costs	-	-	1	1	-	1	-	-	11
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	3	-	-	3
All-in costs	65	63	6	134	61	72	31	-	180
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(5)	-	-	-	(5)
All-in costs adjusted for non-controlling interests and non-gold producing companies	65	63	6	134	56	72	31	-	175
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	65	63	6	134	56	72	31	-	175

Gold sold - oz (000)(3)	59	85	-	145	62	82	31	-	175

All-in sustaining cost (excluding stockpile write- offs) per unit - $/oz(4)	1,109	730	-	918	906	825	982	-	881
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,109	730	-	926	907	868	995	-	1,003

54

For the three months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	55	43	3	101	48	54	22	124
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(4)	-	-	(4)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	43	3	101	44	54	22	120
Retrenchment costs	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	1	-	1	-	(6)	(2)	(9)
Amortisation of tangible assets	7	23	-	30	13	24	11	49
Amortisation of intangible assets	-	-	-	-	-	5	2	7
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	62	67	3	132	56	78	33	167

Gold produced - oz (000) (3)	58	81	-	139	70	83	30	182

Total cash costs per unit - $/oz(4)	947	533	-	727	632	656	749	662
Total production costs per unit - $/oz(4)	1,056	825	-	951	808	937	1,132	918

55

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	25	51	57	133	87	82	169	62	(1)	363	-
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(14)	(33)	(4)	-	(61)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-	1
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	7	12	20	17	7	24	10	5	59	1
All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	85	75	160	68	4	361	25
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	85	75	160	68	4	361	25

All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Non-sustaining Project capex	-	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	1
All-in costs	24	48	57	129	92	75	167	68	8	372	24
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	92	75	167	68	8	372	26
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	92	75	167	68	8	372	26

Gold sold - oz (000)(3)	18	39	54	111	96	63	159	54	-	326	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,343	1,211	1,047	1,153	898	1,170	1,007	1,261	-	1,115	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,343	1,211	1,054	1,156	974	1,170	1,053	1,261	-	1,147	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.

56

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	22	37	41	100	63	63	126	54	2	282	(2)
Adjusted for non-controlling interests, non- gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	22	37	41	100	63	63	126	54	2	282	-
Retrenchment costs	-	-	-	-	-	-	-	-	2	2	-
Rehabilitation and other non-cash costs	1	1	1	3	1	1	2	1	-	6	1
Amortisation of tangible assets	2	9	11	22	17	13	30	3	1	56	1
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Adjusted for non-controlling interests, non- gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	25	48	54	127	83	78	161	58	5	351	3

Gold produced - oz (000) (3)	17	38	52	107	92	61	153	52	-	314	-

Total cash costs per unit - $/oz(4)	1,276	993	792	940	688	1,030	825	1,048	-	901	-
Total production costs per unit - $/oz(4)	1,429	1,297	1,052	1,199	912	1,284	1,061	1,146	-	1,123	-

57

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	43	79	60	-	-	-	98	-	280
Amortisation of tangible and intangible assets	-	(7)	(5)	(8)	-	-	-	(22)	-	(42)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	36	-	-	-	15	21	4	-	1	77
Sustaining exploration and study costs	-	-	3	-	-	-	-	1	1	5
Total sustaining capital expenditure	1	4	9	4	1	1	-	21	-	41
All-in sustaining costs	37	40	86	57	16	22	4	98	3	363
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	40	86	48	16	22	4	98	3	354
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	40	86	48	16	22	4	96	3	352

All-in sustaining costs	37	40	86	57	16	22	4	98	3	363
Non-sustaining Project capex	36	-	9	-	-	-	-	-	-	45
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	2
All-in costs	74	40	95	58	16	22	4	98	3	410
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	(9)
All-in costs adjusted for non-controlling interests and non-gold producing companies	74	40	95	49	16	22	4	98	3	401
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	40	95	49	16	22	4	96	3	399

Gold sold - oz (000)(3)	63	41	73	61	10	21	2	107	-	379

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	580	984	1,169	798	1,660	1,062	1,858	907	-	928
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,159	984	1,295	818	1,660	1,062	1,858	907	-	1,052

58

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	75	62	-	-	-	83	1	260
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(9)	-	-	-	-	-	(9)
Associates and equity accounted joint ventures’ share of total cash costs(2)	37	-	-	-	15	20	4	-	-	76
Total cash costs adjusted for non-controlling interests and non-gold producing companies	37	39	75	53	15	20	4	83	1	327
Rehabilitation and other non-cash costs	-	1	-	(1)	-	-	-	1	(1)	-
Amortisation of tangible assets	-	7	5	8	-	-	-	22	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	3	7	-	-	-	28
Total production costs adjusted for non-controlling interests and non-gold producing companies	55	47	80	59	18	27	4	106	-	396

Gold produced - oz (000) (3)	65	45	78	72	10	21	2	116	-	410

Total cash costs per unit - $/oz(4)	563	866	966	741	1,525	981	1,672	715	-	799
Total production costs per unit - $/oz(4)	846	1,033	1,031	816	1,849	1,309	1,762	907	-	970

59

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	85	83	5	173	49	95	39	-	183
Amortisation of tangible and intangible assets	(14)	(24)	(1)	(39)	(8)	(26)	(12)	-	(46)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-
Sustaining exploration and study costs	-	1	2	3	-	3	-	3	6
Total sustaining capital expenditure	8	5	-	13	14	33	9	1	57
All-in sustaining costs	79	66	6	151	55	105	36	4	200
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	79	66	6	151	51	105	36	-	192
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	6	151	51	105	36	-	192

All-in sustaining costs	79	66	6	151	55	105	36	4	200
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	18	18
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	4	-	-	4
All-in costs	79	66	8	153	55	109	36	22	222
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests and non-gold producing companies	79	66	8	153	51	109	36	22	218
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	8	153	51	109	36	22	218

Gold sold - oz (000)(3)	71	83	-	154	54	100	33	-	187

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,116	800	-	980	956	1,037	1,097	-	1,024
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,116	800	-	993	957	1,076	1,110	-	1,159

60

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	67	61	3	131	44	70	26	-	140
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(3)	-	-	-	(3)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	67	61	3	131	41	70	26	-	137
Retrenchment costs	-	-	1	1	-	2	-	-	2
Rehabilitation and other non-cash costs	-	-	-	-	3	(4)	(1)	1	(1)
Amortisation of tangible assets	14	24	-	38	8	25	12	-	45
Amortisation of intangible assets	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	81	85	4	170	51	95	37	1	184

Gold produced - oz (000) (3)	68	84	-	152	62	101	32	-	195

Total cash costs per unit - $/oz(4)	982	721	-	861	656	699	803	-	702
Total production costs per unit - $/oz(4)	1,187	1,005	-	1,121	819	943	1,173	-	941

61

For the nine months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	115	202	317	191	177	368	151	1	837	(5)
Amortisation of tangible and intangible assets	(19)	(37)	(56)	(40)	(31)	(71)	(14)	-	(141)	(5)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	58
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	15	32	47	45	21	66	11	6	130	2
All-in sustaining costs	111	197	308	196	167	363	148	8	827	48
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	7
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	111	197	308	196	167	363	148	8	827	55
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	111	197	308	196	167	363	148	7	826	55

All-in sustaining costs	111	197	308	196	167	363	148	8	827	48
Non-sustaining Project capex	-	1	1	21	-	21	-	-	22	1
Technology improvements	-	-	-	-	-	-	-	11	11	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	8
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	5
All-in costs	111	198	309	217	167	384	148	19	860	62
Adjusted for non-controlling interests and non -gold producing companies(1)								-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	111	198	309	217	167	384	148	19	860	68
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	111	198	309	217	167	384	148	18	859	68

Gold sold - oz (000)(3)	89	193	281	156	156	312	143	9	745	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,254	1,025	1,097	1,255	1,074	1,164	1,046	-	1,123	-
All-in cost per unit (excluding stockpile write- offs) - $/oz(4)	1,254	1,032	1,102	1,388	1,074	1,231	1,046	-	1,168	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

62

For the nine months ended 30 September 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	94	160	254	147	143	290	136	-	680	(11)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	94	160	254	147	143	290	136	-	680	(4)
Retrenchment costs	1	2	4	1	1	2	-	1	6	(1)
Rehabilitation and other non-cash costs	2	4	6	4	3	7	3	-	16	1
Amortisation of tangible assets	17	33	51	37	28	65	12	1	128	3
Amortisation of intangible assets	2	4	5	3	3	6	1	-	13	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	116	203	320	192	178	370	152	2	843	(1)

Gold produced - oz (000) (3)	90	194	284	157	157	315	144	9	752	-

Total cash costs per unit - $/oz(4)	1,047	824	894	934	910	922	944	-	916	-
Total production costs per unit - $/oz(4)	1,299	1,048	1,127	1,222	1,136	1,179	1,059	-	1,136	-

63

For the nine months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	163	58	214	-	-	291	1	727
Amortisation of tangible and intangible assets	-	(21)	(17)	(20)	-	-	(103)	(1)	(162)
Adjusted for decommissioning amortisation	-	-	3	1	-	-	2	1	7
Associates and equity accounted joint ventures’ share of costs(2)	135	-	-	-	27	40	-	-	202
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	13	5	-	-	4	-	22
Total sustaining capital expenditure	5	10	2	16	5	1	83	-	122
All-in sustaining costs	140	154	59	216	32	41	277	1	920
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(33)	-	-	-	-	(33)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	140	154	59	183	32	41	277	1	887
Adjusted for stockpile write-offs	-	(12)	-	-	-	-	-	-	(12)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	140	142	59	183	32	41	277	1	875

All-in sustaining costs	140	154	59	216	32	41	277	1	920
Non-sustaining Project capex	83	-	15	-	-	(2)	-	-	96
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	2
Care and maintenance costs	-	-	51	-	-	-	-	-	51
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	1
All-in costs	224	154	126	217	32	39	277	1	1,070
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(33)	-	-	-	-	(33)
All-in costs adjusted for non-controlling interests and non-gold producing companies	224	154	126	184	32	39	277	1	1,037
Adjusted for stockpile write-offs	-	(12)	-	-	-	-	-	-	(12)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	224	142	126	184	32	39	277	1	1,025

Gold sold - oz (000)(3)	221	137	47	191	42	51	385	-	1,073

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	633	1,039	1,283	968	766	810	718	-	816
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,015	1,039	2,713	973	766	768	718	-	956

64

For the nine months ended 30 September 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	141	38	182	-	-	188	1	550
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(27)	-	-	-	-	(27)
Associates and equity accounted joint ventures’ share of total cash costs(2)	134	-	-	-	27	42	-	-	203
Total cash costs adjusted for non-controlling interests and non-gold producing companies	134	141	38	155	27	42	188	1	726
Retrenchment costs	-	-	-	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	-	2	3	-	-	2	-	7
Amortisation of tangible assets	-	21	17	20	-	-	103	(1)	160
Amortisation of intangible assets	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(3)	-	-	-	-	(3)
Associates and equity accounted joint ventures’ share of total cash costs(2)	61	-	-	-	9	7	-	-	77
Total production costs adjusted for non-controlling interests and non-gold producing companies	195	162	57	175	36	49	293	3	970

Gold produced - oz (000) (3)	220	136	45	184	42	53	388	-	1,068

Total cash costs per unit - $/oz(4)	611	1,036	852	842	635	788	486	-	679
Total production costs per unit - $/oz(4)	890	1,191	1,266	950	838	927	756	-	906

65

For the nine months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	179	188	16	383	185	255	100	-	540
Amortisation of tangible and intangible assets	(19)	(65)	(3)	(87)	(39)	(92)	(37)	-	(168)
Adjusted for decommissioning amortisation	-	2	-	2	1	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	3	1	5
Sustaining exploration and study costs	1	6	4	11	3	1	2	6	12
Total sustaining capital expenditure	22	38	-	60	50	62	24	-	136
All-in sustaining costs	183	169	17	369	200	227	92	7	526
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(15)	-	-	(6)	(21)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	183	169	17	369	185	227	92	1	505
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	183	169	17	369	185	226	88	1	500

All-in sustaining costs	183	169	17	369	200	227	92	7	526
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	5	5	-	1	-	27	28
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	5	-	1	6
All-in costs	183	169	22	374	200	233	92	41	566
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(15)	-	-	-	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	183	169	22	374	185	233	92	41	551
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	183	169	22	374	185	232	88	41	546

Gold sold - oz (000)(3)	165	254	-	420	204	308	86	-	598

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,112	662	-	880	906	737	1,008	-	834
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,112	662	-	891	907	758	1,006	-	924

66

For the nine months ended 30 September 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	161	121	12	294	142	168	64	-	374
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(11)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	161	121	12	294	131	168	64	-	363
Retrenchment costs	-	-	-	-	1	1	-	1	3
Rehabilitation and other non-cash costs	1	1	-	2	5	(6)	(3)	(1)	(5)
Amortisation of tangible assets	19	65	3	87	39	83	33	-	155
Amortisation of intangible assets	-	-	1	1	-	9	4	-	13
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(3)	-	-	-	(3)
Total production costs adjusted for non-controlling interests and non-gold producing companies	181	187	16	384	173	255	98	-	526

Gold produced - oz (000) (3)	166	250	-	416	206	304	86	-	596

Total cash costs per unit - $/oz(4)	970	484	-	708	637	551	740	-	609
Total production costs per unit - $/oz(4)	1,089	749	-	923	838	837	1,143	-	882

67

For the nine months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	72	154	158	384	241	203	444	179	1	1,008	4
Amortisation of tangible and intangible assets	(6)	(41)	(36)	(83)	(55)	(45)	(100)	(17)	-	(200)	(6)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	(1)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	64
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	4	19	28	51	49	24	73	31	5	160	3
All-in sustaining costs	70	132	150	352	235	182	417	194	7	970	64
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	5
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	70	132	150	352	235	182	417	194	7	970	69
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	70	132	150	352	235	182	417	194	6	969	69
All-in sustaining costs	70	132	150	352	235	182	417	194	7	970	64
Non-sustaining Project capex	-	-	1	1	23	-	23	-	1	25	-
Technology improvements	-	-	-	-	-	-	-	-	12	12	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	3
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	6
All-in costs	70	132	151	353	258	182	440	194	20	1,007	73
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	4
All-in costs adjusted for non-controlling interests and non-gold producing companies	70	132	151	353	258	182	440	194	20	1,007	77
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	70	132	151	353	258	182	440	194	19	1,006	77

Gold sold - oz (000)(3)	56	107	166	329	257	169	425	166	-	922	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,248	1,234	909	1,072	917	1,081	982	1,165	-	1,054	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,248	1,234	916	1,076	1,009	1,081	1,037	1,165	-	1,093	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

68

For the nine months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	64	110	118	292	180	155	335	160	-	787	(1)
Adjusted for non-controlling interests, non- gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	5
Total cash costs adjusted for non-controlling interests and non-gold producing companies	64	110	118	292	180	155	335	160	-	787	4
Retrenchment costs	1	2	1	4	3	2	5	-	-	9	-
Rehabilitation and other non-cash costs	1	2	3	6	3	2	5	2	-	13	1
Amortisation of tangible assets	5	39	34	78	50	42	92	16	-	186	4
Amortisation of intangible assets	1	2	3	6	4	3	7	2	(1)	14	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	72	155	159	386	240	204	444	180	(1)	1,009	11

Gold produced - oz (000) (3)	56	107	166	329	257	169	425	167	-	923	-

Total cash costs per unit - $/oz(4)	1,146	1,026	714	889	703	916	788	961	-	855	-
Total production costs per unit - $/oz(4)	1,283	1,448	957	1,172	940	1,206	1,046	1,078	-	1,097	-

69

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	144	230	229	-	-	-	26	297	3	929
Amortisation of tangible and intangible assets	-	(18)	(13)	(23)	-	-	-	-	(56)	(3)	(113)
Adjusted for decommissioning amortisation	-	-	-	3	-	-	-	-	1	-	4
Associates and equity accounted joint ventures’ share of costs(2)	91	-	-	-	38	70	19	-	-	-	218
Sustaining exploration and study costs	-	-	3	1	-	-	-	-	1	1	6
Total sustaining capital expenditure	3	12	38	22	5	3	-	1	87	-	171
All-in sustaining costs	94	138	258	232	43	73	19	27	330	1	1,215
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(35)	-	-	-	-	-	-	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	138	258	197	43	73	19	27	330	1	1,180
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	138	258	197	43	73	19	25	321	1	1,169

All-in sustaining costs	94	138	258	232	43	73	19	27	330	1	1,215
Non-sustaining Project capex	132	-	32	-	-	-	-	-	-	-	164
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	(1)	6
All-in costs	228	138	290	237	43	73	19	27	330	-	1,385
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(35)	-	-	-	-	-	-	(35)
All-in costs adjusted for non-controlling interests and non-gold producing companies	228	138	290	202	43	73	19	27	330	-	1,350
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(9)	-	(11)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	228	138	290	202	43	73	19	25	321	-	1,339

Gold sold - oz (000)(3)	152	144	191	219	30	64	8	34	339	-	1,181

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	617	954	1,355	898	1,476	1,161	2,242	719	948	-	990
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,494	954	1,524	917	1,476	1,161	2,242	719	948	-	1,134

70

For the nine months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	114	217	202	-	-	-	25	224	(2)	780
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(30)	-	-	-	-	-	-	(30)
Associates and equity accounted joint ventures’ share of total cash costs(2)	93	-	-	-	37	67	15	-	-	1	213
Total cash costs adjusted for non-controlling interests and non-gold producing companies	93	114	217	172	37	67	15	25	224	(1)	963
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	3	3	3	-	-	-	-	5	-	14
Amortisation of tangible assets	-	18	13	23	-	-	-	-	55	1	110
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	3	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(4)	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of total cash costs(2)	50	-	-	-	7	20	3	-	-	-	80
Total production costs adjusted for non-controlling interests and non-gold producing companies	143	135	233	194	44	87	18	25	285	3	1,167

Gold produced - oz (000) (3)	157	137	195	222	30	64	8	33	332	-	1,178

Total cash costs per unit - $/oz(4)	595	832	1,108	773	1,254	1,057	1,804	752	672	-	817
Total production costs per unit - $/oz(4)	912	990	1,189	875	1,498	1,371	2,190	756	855	-	990

71

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	264	217	16	497	156	264	115	1	536
Amortisation of tangible and intangible assets	(33)	(71)	(4)	(108)	(23)	(77)	(34)	-	(134)
Adjusted for decommissioning amortisation	-	2	1	3	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	1	1
Sustaining exploration and study costs	-	2	5	7	1	6	1	10	18
Total sustaining capital expenditure	26	37	-	63	35	81	26	-	142
All-in sustaining costs	257	187	18	462	169	274	108	13	564
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(13)	-	-	(9)	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	257	187	18	462	156	274	108	4	542

All-in sustaining costs	257	187	18	462	169	274	108	13	564
Non-sustaining Project capex	-	-	-	-	-	-	-	(1)	(1)
Non-sustaining exploration and study costs	-	-	6	6	-	1	-	50	51
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	10	1	1	12
All-in costs	257	187	24	468	169	285	109	63	626
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(13)	-	-	-	(13)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	257	187	24	468	156	285	109	63	613

Gold sold - oz (000)(3)	211	259	-	470	175	285	98	-	559

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,220	726	-	983	892	964	1,110	-	967
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,220	726	-	995	893	1,002	1,121	-	1,095
		`

72

For the nine months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	224	149	11	384	130	191	78	-	399
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(10)	-	-	-	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	224	149	11	384	120	191	78	-	389
Retrenchment costs	-	-	1	1	1	2	-	-	3
Rehabilitation and other non-cash costs	2	5	(1)	6	7	(5)	-	(1)	1
Amortisation of tangible assets	33	71	3	107	23	73	33	-	129
Amortisation of intangible assets	-	-	1	1	-	4	1	-	5
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	-	-	(1)	(3)
Total production costs adjusted for non-controlling interests and non-gold producing companies	259	225	15	499	149	265	112	(2)	524

Gold produced - oz (000) (3)	201	261	-	462	182	282	94	-	559

Total cash costs per unit - $/oz(4)	1,112	568	-	830	661	678	826	-	697
Total production costs per unit - $/oz(4)	1,288	857	-	1,079	815	940	1,181	-	939

73

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone:  +27 11 637 6000

Fax:  +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone: +61 8 9425 4602

Fax: +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone: +233 303 772190

Fax: +233 303 778155

United Kingdom Secretaries

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone: +44 20 7796 8644

Fax: +44 20 7796 8645

E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

Prof LW Nkuhlu^ (Lead Independent Director)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary:

ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone: +27 11 637 6031

Mobile: +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone: +27 11 637 6763

Mobile: +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone: +1 212 858 7702

Mobile: +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street

Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone: +233 302 229664

Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA) or

+1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD

ASHANTI.

Telephone: +1-888-BNY-ADRS

United Kingdom

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

Shares

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:    +44 (0) 870 889 3177

Fax:    +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

England

Telephone:    +44 (0) 870 702 0000

Fax:    +44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 9, 2015	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President – Legal,
Commercial and Governance and
Company Secretary